Exhibit 99.1

Rio Tinto plc
2 Eastbourne Terrace
London
W2 6LG
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto announces underlying earnings of $2.6 billion
20 August 2009
•	Underlying EBITDA[1] of $6.1 billion[2], 47 per cent below first half 2008

•	Underlying earnings[1] of $2.6 billion[2], 54 per cent below first half 2008

•	Net earnings[1] of $2.5 billion, 65 per cent below first half 2008

•	Cash flow from operations down 38 per cent to $5.5 billion

•	Delivering on commitments made in December 2008:
o	Net debt of $39.1 billion at 30 June 2009 was reduced by $14.8 billion following successful completion of the rights issues on 3 July 2009. All of Facilities A and B of the Alcan acquisition facility have now been repaid[3]

o	Operating cost savings of $0.8 billion in first half of 2009. On target to achieve $2.5 billion in 2010

o	Achieved global headcount reduction of around 16,000 roles in the first half of 2009, ahead of target of 14,000

o	Net capital expenditure of $2.8 billion, 22 per cent lower than first half 2008. 2009 capital expenditure forecast to be approximately $5 billion

o	$3.7 billion of divestments announced during 2009. In addition, binding offer of $2.025 billion for the majority of the Alcan Packaging businesses announced on 18 August
•	No interim dividend, as announced on 5 June 2009

•	On 5 June 2009, Rio Tinto announced that it had entered a non-binding agreement with BHP Billiton to establish a production joint venture of both companies’ Western Australian iron ore assets.

Six months to 30 June
(All dollars are US$ millions unless otherwise stated)	2009	2008[4]	Change

Underlying EBITDA[1]	6,089	11,457	-47%

Underlying earnings[1]	2,565	5,526	-54%

Net earnings[1]	2,451	6,951	-65%

Cash flow from operations (incl. dividends from equity accounted units)	5,529	8,844	-38%

Underlying earnings per share — US cents[5]	163.3	352.0	-54%

Earnings per share from continuing operations — US cents[5]	189.3	442.8	-57%

Ordinary interim dividends per share — US cents[5]	—	55.6	n/a

[1]	Net earnings and underlying earnings relate to profit attributable to equity shareholders of Rio Tinto. Underlying earnings is defined and reconciled to net earnings on page 33. EBITDA is defined on page 45. Underlying EBITDA excludes the same items that are excluded from underlying earnings.

[2]	Underlying EBITDA and underlying earnings include $816 million and $797 million, respectively, relating to profit on disposal of the undeveloped potash properties.

[3]	Facility B of the Alcan acquisition facility is a revolving credit facility with $2.4 billion available at the date of this release. Under the terms of the Alcan Acquisition Facility Agreement, 100 per cent of the rights issues proceeds were

Continues	Page 2 of 47

required to pay down Facility A followed by Facility B. The revolving credit commitment on Facility B was also required to be reduced by the amount repaid of this facility.

[4]	The 2008 comparatives have been restated for the revisions to fair value accounting in respect of Alcan which was finalised in 2008.

[5]	2009 underlying earnings per share, earnings per share from continuing operations and ordinary interim dividends per share have been calculated using a number of shares which reflects the discounted price of the July rights issue (‘the bonus factor’). 2008 comparatives have been restated accordingly.
Chairman’s comments
Rio Tinto’s chairman Jan du Plessis said: “The Group has taken swift and decisive action in response to the global economic crisis and sharp falls in metals and minerals prices. As a result of our successful rights issues, we have reduced net debt by $14.8 billion. There is more work to do, but we are better positioned with renewed financial strength and a leaner cost base.
“We are currently working closely with BHP Billiton to conclude binding agreements for the iron ore production joint venture that will cover our operations in Western Australia and which we believe will deliver substantial synergies.
“On 5 June we announced the 2009 interim dividend would not be paid. We expect to make a 2009 final dividend payment subject to satisfactory trading results, progress on divestments and prevailing market conditions. We expect that the total cash dividend for the 2010 financial year will be at least equal to the total cash dividend payment for 2008 of $1.75 billion, albeit over an increased number of shares. From that point on, the Group is committed to the resumption of a progressive dividend policy over the longer term.”
”We remain cautious about the recent rally in prices. However, the expectation that development in emerging markets will generate underlying strength in metals and minerals demand over the long term remains broadly unchanged. Rio Tinto has a strong business with some of the best assets in the industry and we will continue to take the actions necessary to ensure we are well placed to deliver value for our shareholders whatever the timing of a recovery.”
Chief executive’s comments
Tom Albanese, Rio Tinto’s chief executive said, “Despite difficult markets, our businesses are running smoothly. We are on track to meet the commitments we made in December last year to reduce operating expenditure and the capital expenditure estimate has been revised in line with market conditions.
“Our Pilbara iron ore operations set a new quarterly record in the second quarter of this year, consistently operating at a run rate exceeding 200 million tonnes per annum. Benchmark iron ore contracts for the year commencing 1 April 2009 have now been settled with Japanese, Korean and Taiwanese customers. Prices are below last year’s record benchmark but are still the second highest ever achieved. Delivered spot prices strengthened during the first half reflecting tightening market conditions.
“The iron ore production joint venture with BHP Billiton will create an unrivalled iron ore operation with world class assets and infrastructure. It will be able to serve growing markets with unparalleled efficiency. We believe that our joint venture with BHP Billiton will deliver substantial value to shareholders as we seek out and deliver synergy benefits to the joint venture in excess of $10 billion in net present value.
“Rio Tinto Alcan was impacted by very tough trading conditions as a result of a dramatic decline in prices. We have acted aggressively to push costs down, including curtailing production at our higher cost operations. The benefits of these steps are starting to emerge but we expect the greatest effect to be felt in the second half of the year. High cost alumina has been curtailed and by the end of 2009 we expect approximately 12 per cent of smelting capacity will have been idled, divested or shut down, representing 42 per cent of our capacity in the top half of the cost curve. In addition, annual bauxite production at the Weipa mine has been cut by five million tonnes following a sharp fall in alumina and aluminium demand in recent months.

Continues	Page 3 of 47
“We have continued to make good progress on asset divestments with $3.7 billion announced to date this year. All of these divestments were at fair values, given current market conditions, which demonstrate the quality of Rio Tinto’s assets.
“Rio Tinto is taking the right steps to emerge from this challenging period as a stronger, fitter business. We will continue to focus rigorously on operational excellence, delivering reliable supply to our customers and value to our shareholders, while preserving future growth options. We look to the future with confidence.”
Net earnings and underlying earnings
In order to provide additional insight into the performance of its business, Rio Tinto presents underlying earnings. The differences between underlying earnings and net earnings are set out in the following table.

Six months ended 30 June	2009	2008[1]
	US$m	US$m
Underlying earnings	2,565	5,526

Items excluded from underlying earnings (Losses) / profits on disposal of interests in businesses	(12)	1,483
Net impairment charges	(534)	(3)
Exchange differences and derivatives	820	81
Chinalco break fee[2]	(182)	—
Restructuring/severance costs from global headcount reduction	(104)	—
Other, including divestment and takeover defence costs	(102)	(136)

Net earnings	2,451	6,951

[1]	The 2008 comparatives have been restated for the revisions to fair value accounting in respect of Alcan which was finalised in 2008.

[2]	The Chinalco break fee was $195 million pre-tax.
Commentary on the Group financial results
2009 first half underlying earnings of $2,565 million and 2009 first half net earnings of $2,451 million were $2,961 million and $4,500 million below the comparable measures for first half 2008. The principal factors explaining the movements are set out in the table below.

		Underlying	Net
		earnings	earnings
		US$m	US$m
2008 first half		5,526	6,951
Prices	(4,670)
Exchange rates	894
Volumes	(294)
General inflation	(166)
Energy	187
Other cash costs	252
Exploration and evaluation costs (including disposals of undeveloped properties)	1,046
Interest/tax/other	(210)

		(2,961)	(2,961)
Profits on disposal of interests in businesses			(1,495)
Net impairment charges			(531)
Exchange differences and derivatives			739
Chinalco break fee			(182)
Restructuring/severance costs from global headcount reduction			(104)
Other, including divestment and takeover defence costs			34

2009 first half		2,565	2,451

Continues	Page 4 of 47
Prices
The effect of price movements on all major commodities in first half 2009 was to decrease earnings by $4,670 million compared with first half 2008. Prices declined for nearly all of Rio Tinto’s major commodities; average copper and aluminium prices were 50 per cent lower while average molybdenum prices were 74 per cent lower than 2008 first half. Gold prices in 2009 first half were consistent with the same period of 2008. Diamond prices were severely impacted by the global economic downturn.
During the first half of 2009, Rio Tinto settled 2009 iron ore supply contracts with customers in Japan, Korea and Taiwan, with prices for fines declining 33 per cent and prices for lump declining 44 per cent on the prior year. Deliveries continue to other customers on a provisional price or spot sales basis. Approximately half of the iron ore that Rio Tinto produced in the first six months of 2009 was sold on a spot market basis. The delivered iron ore spot price rose in line with rising freight rates, while on an FOB basis spot prices remained relatively flat during the first half of 2009 compared with the prior year.
Thermal coal contracts for the 2009 fiscal year (twelve months commencing 1 April 2009) were settled in the US$70-72 per tonne range, a decrease of approximately 44 per cent on the record levels of the previous year. Coking coal contracts for the 2009 fiscal year were settled in the US$115-130 per tonne range, a decline of approximately 60 per cent on the record levels of the 2008/09 fiscal year.
Exchange rates
There was significant movement in the US dollar in the first six months of 2009 relative to the currencies in which Rio Tinto incurs the majority of its costs. Compared with the first half of 2008, on average, the US dollar strengthened by 23 per cent against the Australian dollar and by 16 per cent against the Canadian dollar. The effect of all currency movements was to increase underlying earnings relative to first half 2008 by $894 million.
Volumes
Higher sales volumes from the expansion of iron ore capacity in the Pilbara region of Western Australia and higher copper and gold grades at Kennecott Utah Copper and Grasberg were offset by production cutbacks at Rio Tinto Alcan, Alcan Engineered Products, Iron & Titanium and Minerals in response to the economic downturn. The overall impact of volume movements was a decrease in underlying earnings of $294 million relative to first half 2008.
Energy, other cash costs and exploration
Following the Group’s commitment to reduce pre-tax controllable operating costs by $2.5 billion in 2010 and reduce headcount by 14,000 roles, a global cost cutting exercise has been carried out across all operations and functions. A reduction in cash costs during the first half of 2009 increased underlying earnings by $252 million compared with 2008 first half. Decreased costs at Rio Tinto Alcan, accounted for much of this variance with lower corporate costs driven by restructuring initiatives and reduced operating costs at the production sites, partly offset by higher costs for coke, pitch and caustic. Savings are expected to come through in the second half of the year from falling input prices. Lower energy costs across the Group boosted underlying earnings by a further $187 million.
Evaluation work at many of the advanced projects was scaled back in the first half of 2009 and the central exploration budget was more than halved, which, together with the divestment of some smaller exploration properties, resulted in a favourable impact to underlying earnings of $249 million compared with 2008 first half. In line with Rio Tinto’s exploration policy, the $797 million gain on disposal of the undeveloped potash properties in Argentina and Canada has been recognised within underlying earnings and is also reflected in the exploration variance in the table above.
Interest/tax/other
The effective tax rate on underlying earnings, excluding equity accounted units, was 23 per cent compared with 31 per cent in first half 2008. The decrease largely related to the one-off

Continues	Page 5 of 47
non-taxable profit on disposal of the potash assets which was recognised in the first half of 2009. The group interest charge was $194 million lower than in first half 2008, mainly reflecting a decline in interest rates.
Items excluded from underlying earnings
In the first half of 2009, the Group completed the divestment of its interest in the Ningxia aluminium smelter in China; this transaction has been excluded from underlying earnings.
Other divestments announced in 2009, completion of which remain subject to regulatory approvals, include the Brazilian iron ore operations for $750 million, the Jacobs Ranch coal mine in the United States for $761 million and the Alcan Packaging Food Americas division for $1.2 billion. In addition, on 18 August, the Group announced that it had received a binding offer of $2.025 billion for the majority of the Alcan Packaging businesses. These divestments have not been reflected in the interim results. They will be reflected in the period in which the sales complete.
Divestments in the first half of 2008 included the sale of the Cortez Gold mine (Rio Tinto share 40 per cent), the Greens Creek silver / zinc / lead mine (Rio Tinto share 70.3 per cent) and the Tarong Coal mine. The profits on disposal from these divestments were excluded from underlying earnings.
The Alcan Packaging business has been valued based upon an assessment of its fair value less costs to sell, which is required because this business is presented as an Asset Held for Sale in the Group statement of financial position. In the first half of 2009, the Group recognised an impairment charge of $522 million with respect to Alcan Packaging. This impairment charge includes a $167 million tax charge relating to an increase in the Group’s estimate of the tax to be paid on sale of the Alcan Packaging business and follows a detailed review of the changes to the proposed sale structure.
The impairment charge does not impact the covenant under the Alcan acquisition facilities, which requires that the ratio of Group net debt to Group underlying EBITDA be no greater than 4.5 times.
In June 2009, following changing circumstances and feedback from shareholders, the Rio Tinto Board changed its recommendation with respect to the Chinalco transaction. The pre-tax break fee of $195 million ($182 million post-tax) therefore became payable in the first half of 2009 and has been excluded from underlying earnings.
During the first half of 2009, the Group incurred restructuring and severance costs of $104 million associated with its global headcount reduction programme. This amount has been excluded from underlying earnings.
Following its $15.2 billion rights issues, at 30 June 2009 Rio Tinto plc held the right to receive pounds sterling for the future issue of equity. Under current IFRS rules, this right meets the definition of a derivative because Rio Tinto plc’s functional currency is the US dollar. The value of the derivative varies with the Rio Tinto plc share price and the US dollar/sterling exchange rate. At the date the rights started trading this derivative liability had a value of $6.8 billion, which was charged against equity. At 30 June the value had decreased to $6.0 billion, mainly because the Group’s share price had decreased. A gain of $827 million has been taken through the income statement to reflect the movement in this liability. This has been excluded from underlying earnings and is reflected in the $820 million of Exchange differences and derivatives shown on the reconciliation of underlying earnings to net earnings. This accounting treatment was highlighted in the Rights Issue Prospectus. The derivative expired upon acceptance of the rights in July 2009 and the closing balance was credited to equity. There is therefore no overall impact on the Group’s shareholders equity or distributable reserves. The Group also entered into forward derivative exchange contracts to minimise exposure to foreign exchange rates and to improve confidence in the absolute dollar proceeds from the rights issues. The mark to market movement on the Rio Tinto Limited contracts is included in the income statement but has been excluded from underlying earnings. The mark to market movement on the Rio Tinto plc contracts has been treated as a share issue cost and deducted from share premium. Further details on the rights issues are given on page 38.

Continues	Page 6 of 47
Cash flow
Cash flow from operations, including dividends from equity accounted units, was $5,529 million, 38 per cent lower than 2008 first half.
In line with its December 2008 commitment to reduce net debt by $10 billion by the end of 2009, Group capital expenditure on property, plant and equipment and intangible assets was $2,864 million in the first half of 2009, a decrease of $816 million over the same period of 2008. Capital expenditure in the period included the Brockman 4 and Mesa A iron ore mine developments in Western Australia, the expansion of the Yarwun alumina refinery, the construction of the Clermont thermal coal mine in Queensland, the slowed construction of the A418 dike at the Diavik diamond mine and the completion of the Madagascar ilmenite mine.
Capital expenditure for the full year 2009 is expected to be approximately $5 billion. Sustaining capital expenditure for 2010 is expected to be $2.5 billion. In light of the improving economic climate, the Group is reviewing its capital expenditure plans for 2010.
Dividends paid in the first half of 2009 of $876 million were $207 million lower than dividends paid in 2008 first half.
Statement of financial position
Net debt increased by $385 million over the six month period to $39.1 billion as cash flow from operating activities was largely applied to fund capital expenditure. New debt raised of $4.6 billion was partly offset by debt repayments of $4.1 billion and exchange movements of $0.1 billion. Net debt to total capital was 67.3 per cent at 30 June 2009 and interest cover was seven times.
Assets and Liabilities Held for Sale at 30 June 2009 comprise the Corumbá iron ore operations in Brazil, the Jacobs Ranch coal mine (previously part of Rio Tinto Energy America) and Alcan Packaging.
On 6 July 2009, Rio Tinto announced that it had reached agreement to sell the Alcan Packaging Food Americas division for $1.2 billion to Bemis Company, Inc. Completion of the transaction remains subject to customary closing conditions, including regulatory approvals and is expected to occur during the second half of 2009.
On 18 August 2009, Rio Tinto announced that it had received a binding offer from Amcor of $2.025 billion for the majority of the Alcan Packaging businesses. Completion of the potential transaction would be subject to customary closing conditions, including regulatory approvals in Europe and in the United States.
Profit for the period
IFRS requires that the profit for the period reported in the income statement should also include earnings attributable to outside shareholders in subsidiaries. For the first half of 2009, the profit for the period was $2,657 million (2008 first half $7,328 million) of which $206 million (2008 first half $377 million) was attributable to outside shareholders, leaving $2,451 million (2008 first half $6,951 million) of net earnings attributable to Rio Tinto shareholders. Net earnings and underlying earnings, which are the focus of the commentary in this report, deal with amounts attributable to equity shareholders of Rio Tinto.
Dividends
On announcing the $15.2 billion rights issues on 5 June 2009, the Group stated that the interim dividend for 2009 would not be paid. The Group expects to make a 2009 final dividend payment subject to satisfactory trading results. The final dividend will reflect the 2009 full year results, progress on divestments and prevailing market conditions.
The Group expects that the total cash dividend for the 2010 financial year will be at least equal to the total cash dividend payment for 2008 of $1.75 billion, albeit over an increased number of shares. From that point on, the Group is committed to the resumption of a progressive dividend policy over the longer term.

Continues	Page 7 of 47
Capital projects
Following the commitment to reduce 2009 capital expenditure, the Group’s intention is to realign projects according to market demand while retaining growth options. After extensive stakeholder engagement, some projects have been slowed and others deferred until markets recover. The focus for 2009 will be on the following capital projects:

	Approved
Capital project	project	Estimated
Rio Tinto share	funding	capital
100% unless	2008 to 2012	spend in
stated	period	2009
US$ billion	(100%)	(100%)	Status / milestones
Iron ore — expansion of Pilbara iron ore mines and infrastructure to 220mtpa and beyond	3.6*	1.1	Expansion of Hope Downs from 22mtpa to 30mtpa ($ 350 million on 100% basis - Rio Tinto share is 50%) was completed during the first half of 2009. Work will continue on Brockman 4 and Mesa A mine developments.

Alumina — expansion of Yarwun alumina refinery from 1.4 to 3.4mtpa	1.8	0.6	The expansion of Yarwun is under review. Work has been slowed to reduce the rate of capital expenditure. The change to the construction schedule will result in a revised completion date in the second half of 2012.

Alumina — expansion of the Gove alumina refinery from 2.0 to 3.0mtpa	2.3	0.1	Gove is expected to reach a 3.0mtpa operating rate in 2009.

Diamonds — Argyle underground development and open pit cutback, extending life to 2018	1.5	0.1	In January 2009 Rio Tinto announced that the Argyle underground mining project will be slowed to critical development activities.

Diamonds — Diavik (Rio Tinto 60%) underground development	0.8	0.1	The project has been slowed with first production expected at the end of 2009.

Coking coal — Kestrel (Rio Tinto share 80%) extension and expansion	1.0	0.1	The project has been slowed to critical development activities and continues to target scheduled production of coal in 2012.

Thermal coal — Clermont (Rio Tinto 50.1%) replacement of Blair Athol	1.3	0.3	The project remains on track with first coal expected in the first quarter of 2010, ramping up to full capacity of 12.2mtpa by 2013.

Aluminium — modernisation of the Kitimat aluminium smelter in British Columbia, Canada	0.5	0.1	Further approval was given in October 2008 bringing the current project funding total to over $500 million. The project timing has been slowed.

Aluminium — construction of a	0.2	0.1	Approved in October 2008, the project remains on track and is expected to be

Continues	Page 8 of 47

	Approved
Capital project	project	Estimated
Rio Tinto share	funding	capital
100% unless	2008 to 2012	spend in
stated	period	2009
US$ billion	(100%)	(100%)	Status / milestones
new 225MW turbine at the Shipshaw power station in Saguenay, Quebec, Canada			completed in December 2012

Aluminium —	0.4	0.1	The project has been slowed
AP50 project

*	Iron ore approved capital expenditure relates to Mesa A development ($901 million), Brockman 4 development ($1.5 billion), infrastructure works ($667 million) and power generation ($503 million)
Sustaining capital expenditure in 2009 for the Group is estimated to be approximately $2 billion.
Capital expenditure plans for 2010 will be reviewed throughout the year, assessing current and future market conditions.
The 2009 central budget for greenfield exploration has been cut by approximately 60 per cent to $100 million (before tax and divestments).

Continues	Page 9 of 47
Rio Tinto financial information by business unit

							Net earnings
			Gross sales revenue (a)		EBITDA (b),(o)		(c),(o)
	Rio Tinto		Six months to		Six months to		Six months to
	interest		30 June		30 June		30 June
US$ millions	%		2009	2008	2009	2008	2009	2008

Iron Ore
Hamersley (inc. HIsmelt) (d)	100.0		4,080	5,595	2,423	3,381	1,561	2,239
Robe River (e)	53.0		961	1,330	651	922	330	488
Iron Ore Company of Canada	58.7		425	1,048	147	588	47	205
Rio Tinto Brasil	100.0		18	69	(13)	17	(16)	6
Dampier Salt	68.4		192	168	93	25	38	7

Product group operations			5,676	8,210	3,301	4,933	1,960	2,945
Evaluation projects/other			18	44	(20)	(48)	(28)	(61)

			5,694	8,254	3,281	4,885	1,932	2,884

Aluminium	(f	)
Product group operations (excludes Alcan Engineered Products)			5,222	9,528	(216)	2,431	(704)	1,083
Evaluation projects/other			10	18	10	(45)	15	(41)

			5,232	9,546	(206)	2,386	(689)	1,042

Copper & Diamonds
Kennecott Utah Copper	100.0		875	1,606	456	1,083	226	673
Escondida	30.0		769	1,946	454	1,525	245	912
Grasberg joint venture	(g	)	320	120	222	64	118	30
Palabora	57.7		256	310	53	116	7	34
Kennecott Minerals	100.0		6	76	2	46	1	25
Northparkes	80.0		55	76	27	35	14	20
Diamonds	(h	)	184	571	(6)	239	(56)	108

Product group operations			2,465	4,705	1,208	3,108	555	1,802
Evaluation projects/other			—	—	(119)	(157)	(83)	(109)

			2,465	4,705	1,089	2,951	472	1,693

Energy & Minerals
Rio Tinto Energy America	100.0		995	852	282	172	149	65
Rio Tinto Coal Australia	(i	)	1,875	1,775	942	731	543	401
Rössing	68.6		164	198	16	131	2	51
Energy Resources of Australia	68.4		245	149	149	73	56	22
Rio Tinto Iron & Titanium	(j	)	536	889	129	310	28	112
Rio Tinto Minerals	(k	)	379	568	70	99	13	50

Product group operations			4,194	4,431	1,588	1,516	791	701
Evaluation projects/other			7	50	816	(31)	792	(29)

			4,201	4,481	2,404	1,485	1,583	672

Other Operations (includes Alcan Engineered Products)			2,321	3,966	(65)	131	(121)	8
Inter-segment transactions			(390)	(947)	(4)	(22)	(12)	(29)
Other items					(439)	(292)	(322)	(170)
Central exploration and evaluation					29	(67)	40	(62)
Net interest							(318)	(512)

Underlying earnings					6,089	11,457	2,565	5,526
Items excluded from underlying earnings					(464)	2,058	(114)	1,425

Total			19,523	30,005	5,625	13,515	2,451	6,951

Depreciation and amortisation in subsidiaries					(1,559)	(1,646)
Impairment charges					(16)	(6)
Depreciation and amortisation in equity accounted units					(198)	(200)
Taxation and finance items in equity accounted units					(178)	(739)

Profit before finance items and taxation					3,674	10,924

References above are to notes on page 45

Continues	Page 10 of 47
Rio Tinto financial information by business unit (continued)

			Capital		Depreciation &		Operating
	Rio		Expenditure (l)		Amortisation (o)		Assets (m),(o)
	Tinto		Six months to		Six months to		At 30	At 31
	interest		30 June		30 June		June	December
US$ millions	%		2009	2008	2009	2008	2009	2008

Iron Ore
Hamersley (inc. HIsmelt) (d)	100.0		731	788	189	230	6,837	5,170
Robe River (e)	53.0		305	290	54	61	2,418	1,622
Iron Ore Company of Canada	58.7		98	80	38	42	620	482
Rio Tinto Brasil	100.0		9	64	3	6	—	207
Dampier Salt	68.4		4	6	9	11	171	154
Other			—	28	6	3	9	(3)

			1,147	1,256	299	353	10,055	7,632

Aluminium (excludes Alcan Engineered Products)	(f	)	887	967	748	744	34,277	33,411

Copper & Diamonds
Kennecott Utah Copper	100.0		81	162	143	121	1,711	1,750
Escondida	30.0		129	63	46	48	1,163	849
Grasberg joint venture	(g	)	32	29	21	12	441	426
Palabora	57.7		7	17	31	30	98	123
Kennecott Minerals	100.0		3	33	—	4	42	30
Northparkes	80.0		15	41	10	7	264	187
Diamonds	(h	)	157	362	65	72	1,546	1,340
Other			15	1	1	—	829	831

			439	708	317	294	6,094	5,536

Energy & Minerals
Rio Tinto Energy America	100.0		75	83	55	64	603	1,090
Rio Tinto Coal Australia	(i	)	186	197	80	83	1,688	1,134
Rössing	68.6		12	26	12	9	234	229
Energy Resources of Australia	68.4		13	87	26	23	292	212
Rio Tinto Iron & Titanium	(j	)	200	241	47	61	2,458	2,122
Rio Tinto Minerals	(k	)	8	23	29	26	781	792
Other			—	1	4	(3)	32	60

			494	658	253	263	6,088	5,639

Other Operations (includes Alcan Engineered Products)			114	236	101	161	2,554	2,879
Net assets held for sale	(n	)					3,535	3,204
Other items			30	45	39	31	(520)	1,009
Less: equity accounted units			(263)	(218)	(198)	(200)	—	—

Total			2,848	3,652	1,559	1,646	62,083	59,310

Less: Notional derivative liability related to rights issue							(5,981)	—
Less: Net debt							(39,057)	(38,672)

Total Rio Tinto shareholders’ equity							17,045	20,638

References above are to notes on page 45
Cont.../

Continues	Page 11 of 47
Review of operations
Comparison of underlying earnings
First half 2009 underlying earnings of $2,565 million were $2,961 million below first half 2008 underlying earnings. The table below shows the difference by product group. All financial amounts in the tables below are US$ millions unless indicated otherwise.

US$m
First half 2008 underlying earnings[1]	5,526

Iron ore	(985)
Aluminium (excludes Alcan Engineered Products)	(1,787)
Copper & Diamonds	(1,247)
Energy & Minerals	90
Product group evaluation projects/other (including $797 million gain on disposal of undeveloped potash properties)	936
Other operations (includes Alcan Engineered Products)	(129)
Central exploration and evaluation	102
Interest	194
Other	(135)

First half 2009 underlying earnings	2,565

[1]	The 2008 comparatives have been restated for the revisions to fair value accounting in respect of Alcan which was finalised in 2008.
All subsequent references to earnings within the business unit section refer to underlying earnings. Production numbers represent the Rio Tinto share.
Iron ore

	First half	First half		Full year
	2009	2008	Change	2008

Production (million tonnes — Rio Tinto share)	76.8	79.2	-3%	153.4
Gross sales revenue ($ millions)	5,694	8,254	-31%	16,527
EBITDA ($ millions)	3,281	4,885	-33%	10,212
Underlying earnings ($ millions)	1,932	2,884	-33%	6,017
Capital expenditure ($ millions)	1,147	1,256	-9%	2,996
During the first half of 2009, Rio Tinto settled 2009 iron ore supply contracts with customers in Japan, Korea and Taiwan. Deliveries continue to other customers on a provisional price or spot sales basis. Approximately half of the iron ore that Rio Tinto has produced in the first half of 2009 has been sold on a spot market basis.
Operations
2009 first half attributable production of 77 million tonnes was three per cent lower than 2008 first half following intense cyclonic activity in the Pilbara at the start of 2009. The Pilbara mines and infrastructure operated consistently at a run rate in excess of 200 million tonnes per annum in the second quarter as the most recent expansions were bedded down. They fully recovered from the prolonged heavy rain and flooding experienced in the first quarter of the year, when the Robe Valley railway line was blocked for six weeks.

Continues	Page 12 of 47
Some major milestones were reached during the first half of 2009, including four ships berthed simultaneously at the Cape Lambert port for the first time and, as part of the autonomous haulage system trial, the five millionth tonne of material was moved by driverless truck.
Hamersley
Earnings of $1,561 million were $678 million below 2008 first half, due to lower spot prices and a higher proportion of spot sales, partly offset by a weaker Australian dollar and higher volumes from the recently completed expansions. Hamersley’s 2009 first half earnings include a net loss of $10 million at HIsmelt (2008 first half: $31 million net loss). The HIsmelt pig iron plant in Western Australia has been placed on a care and maintenance programme to April 2010, due to depressed global pig iron prices and poor market outlook.
Robe River
Earnings of $330 million were $158 million below 2008 first half, attributable to lower benchmark and spot prices, lower volumes in line with weaker demand from Japan and higher maintenance costs associated with the blockage of the railway line following heavy rains.
Iron Ore Company of Canada (IOC)
Earnings of $47 million were $158 million below 2008 first half, in line with lower prices and reduced volumes to European and North American customers. Production has been suspended from three pellet lines, as demand slumped in the wake of the global financial crisis. A five-week summer shutdown commenced on 7 July.
Rio Tinto Brasil
At Corumbá, lower volumes from reduced customer demand and lower water levels on the river Paraguay coupled with lower prices turned earnings of $6 million in 2008 first half into a loss of $16 million in 2009 first half.
In January 2009, Rio Tinto announced that it had reached agreement to sell the Corumbá iron ore mine in Brazil and the associated river logistics operations in Paraguay for $750 million subject to receipt of the relevant regulatory approvals. Completion is expected in the second half of 2009.
Rio Tinto Brasil’s assets and liabilities have been reclassified to Assets of disposal groups held for sale and Liabilities of disposal groups held for sale. Its results will continue to be consolidated until completion of the sale.
Dampier Salt
Dampier Salt benefited from higher prices and the weaker Australian dollar which translated into earnings of $38 million, $31 million above 2008 first half.
Iron ore projects
Evaluation work at the Simandou project in Guinea continues on a scaled back basis, as the project strategy and development timeline is evaluated in light of the improved market outlook and the ongoing need for clarity of tenure over the mining concession.
Aluminium

	First half	First half		Full year
	2009	2008	Change	2008

Production (Rio Tinto share)
Bauxite (000 tonnes)	14,182	17,002	-17%	34,987
Alumina (000 tonnes)	4,325	4,485	-4%	9,009
Aluminium (000 tonnes)[1]	1,889	1,999	-5%	3,981
Capital expenditure ($ millions)[2]	887	967	-8%	2,417

[1]	Aluminium for all periods presented excludes production from the Ningxia smelter which was divested in January 2009.

[2]	The 2008 capital expenditure figure has been restated to reflect the reclassification of Alcan Engineered Products to Other Operations.

Continues	Page 13 of 47

	Gross sales revenue		EBITDA		Underlying earnings
	First half		First half		First half
US$ millions	2009	2008[1]	2009	2008[1]	2009	2008[1]

Bauxite & Alumina	1,924	3,184	(145)	415	(252)	133
Primary Metal	3,809	7,274	(158)	1,910	(490)	895
Other product group items	306	174	78	118	32	62
Upstream inter-segment	(817)	(1,104)	9	(12)	6	(7)

Product group operations	5,222	9,528	(216)	2,431	(704)	1,083
Evaluation projects / other	10	18	10	(45)	15	(41)

Total	5,232	9,546	(206)	2,386	(689)	1,042

[1]	The 2008 comparatives have been restated for the revisions to fair value accounting in respect of Alcan which was finalised in 2008. In addition, 2008 revenues have been restated to reflect intersegment sales. These have been eliminated at the Aluminium level.
Alcan Engineered Products has been reclassified to Other Operations
Operations
In the light of very difficult trading conditions, management has implemented a widespread programme of closures and curtailments to reduce the cost of production. Annual bauxite production has been reduced by 5 million tonnes and high cost alumina refining capacity has been cut. A total of approximately 450 thousand tonnes or 12 per cent of smelting capacity is expected to have been divested, idled or shut down by the end of 2009, including the anticipated cessation of primary smelting operations at Anglesey, the Beauharnois closure and production curtailments at higher cost smelters in Europe and Canada.
Over 80 per cent of Rio Tinto Alcan’s smelting capacity is positioned in the lower half of the industry cost curve. With these actions, 42 per cent of Rio Tinto Alcan’s smelting capacity in the upper half of the cost curve will have been either sold or curtailed by the end of 2009.
Underlying earnings
In the first half of 2009, Rio Tinto Alcan generated a loss of $689 million which was $1,731 million lower than 2008 first half earnings of $1,042 million. This was principally as a result of lower prices which reduced earnings by $2,100 million compared with 2008 first half. Lower volumes following production cutbacks also had an impact on 2009 first half earnings.
Weaker local currencies relative to the US dollar and a general reduction in cash costs increased earnings by $342 million and $150 million, respectively, compared with the first half of 2008. Corporate restructuring initiatives, lower freight and alloy costs and a reduction in site production costs more than offset higher costs for caustic, pitch and coke. Additional benefits from lower input costs and other cost reduction initiatives are expected to flow through in the second half of 2009.
Price
The 2009 first half spot aluminium price averaged $1,422 per tonne, a decline of 50 per cent on 2008 first half. The total impact of LME price changes on Rio Tinto Alcan during the first half of 2009 was to decrease underlying earnings by $2,056 million compared with the first half of 2008.
Bauxite
2009 first half bauxite production was 17 per cent lower than the same period of 2008 with production at Weipa down 26 per cent. In April 2009, Rio Tinto Alcan announced the curtailment of annual production of bauxite at Weipa to 15 million tonnes (from 20 million tonnes in 2008) due to the sharp fall in alumina and aluminium demand and prices in recent months. Rio Tinto Alcan’s share of global bauxite production in 2009 is expected to be approximately 31 million tonnes, a decline of 11 per cent on 2008.
Alumina
2009 first half alumina production was four per cent lower than the same period of 2008. Following production cuts at the Vaudreuil and Gardanne alumina refineries announced in January 2009, the annual alumina production rate has been reduced by six per cent in 2009 compared with 2008.

Continues	Page 14 of 47
Aluminium
2009 first half aluminium production was five per cent lower than the same period of 2008. A steady performance at the low cost Canadian smelters was offset by production cutbacks in Canada and Europe and a transformer failure in New Zealand. The ramp-up of the Sohar smelter in Oman continued on schedule with 169,000 tonnes (100 per cent basis) of metal produced in the period.
Following the sale of the Ningxia smelter in China in January 2009, the closure of the Beauharnois smelter in Quebec at the end of April 2009, the anticipated cessation of primary smelting operations at the Anglesey smelter in Wales at the end of September 2009, and various other curtailments, Rio Tinto Alcan’s aluminium production capacity is expected to be operating at a 12 per cent lower annual run rate by the end of 2009. Production in 2009 is expected to be 3.8 million tonnes (Rio Tinto share), a decline of six per cent compared with 2008.
Copper & Diamonds

	First half	First half		Full year
	2009	2008	Change	2008

Production (Rio Tinto share)
Mined copper (000 tonnes)	404.2	390.0	+4%	698.5
Refined copper (000 tonnes)	206.3	161.1	+28%	321.6
Mined molybdenum (000 tonnes)	4.5	5.7	-21%	10.6
Mined gold (000 oz)[1]	459	207	+122%	460
Diamonds (000 carats)	6,787	7,853	-14%	20,816
Gross sales revenue ( $ millions)	2,465	4,705	-48%	6,669
EBITDA ($ millions)	1,089	2,951	-63%	3,294
Underlying earnings ($ millions)	472	1,693	-72%	1,758
Capital expenditure ($ millions)	439	708	-38%	1,468

[1]	Mined gold for all periods presented excludes production from Greens Creek and Cortez, which were divested in the first half of 2008.
Prices
The average copper price of 182 cents per pound was 50 per cent below 2008 first half. The gold price averaged $913 per ounce, consistent with the prior year, whilst the average molybdenum price was $9 per pound, a decrease of 74 per cent compared with 2008. The total impact of price changes on the Copper & Diamonds product group during 2009 first half, including the effects of provisional pricing movements, was to decrease underlying earnings by $1,438 million compared with 2008 first half.
Kennecott Utah Copper
Earnings of $226 million were $447 million lower than 2008 first half. Higher volumes of refined copper and gold, lower unit cash costs and lower energy costs were unable to compensate for the impact of lower prices. Consistent smelter performance has led to higher anode production and resulted in higher cathode and precious metals production at the refinery compared with 2008 first half. Following a decline in the molybdenum market, the mining sequence was refocused with a bias for the delivery of copper and gold, resulting in higher mined volumes from higher grades.
Escondida
Earnings of $245 million were $667 million below 2008 first half, principally attributable to the decline in the copper price. Provisional pricing adjustments, although positive in the period, were lower than the provisional pricing impact in the first half of 2008. Lower copper grades in the first half of 2009 and lower mill throughput, following a failure at the Laguna Seca mill in the second half of 2008, resulted in lower sales volumes and higher unit cash costs. The

Continues	Page 15 of 47
repair of the concentrator at Laguna Seca commenced in July to remedy the SAG mill electrical motor failure and was successfully completed in the first half of August.
Grasberg joint venture
Earnings of $118 million were $88 million above 2008 first half. Rio Tinto’s share of joint venture copper and gold production was significantly higher than 2008 first half, attributable to improved ore grades. There was no gold share allocated to Rio Tinto under the joint venture metal strip share in 2008. In line with the joint venture agreement with Freeport, the metal strip for calculating Rio Tinto’s share of gold production in 2009 has been revised to reflect the carry forward of the 2008 gold deficit due to low grades. The revision to the metal strip for 2009 reduces the gold attributed to the expansion of the Grasberg mine in 2009 by 415,000 ounces. The metal strip for copper and silver is unchanged. Rio Tinto participates in 40 per cent of the production from Grasberg in excess of the metal strip.
Revised Grasberg metal strip

	Copper (m lbs)	Gold (m oz)	Silver (m oz)
2008	1,110	1,199	4,158
2009	1,107	2,004	4,203
2010	1,099	1,567	4,296
Palabora
Earnings of $7 million, which were $27 million below 2008 first half, benefited from the weaker South African rand but this was outweighed by lower copper prices.
Kennecott Minerals
Earnings of $1 million were $24 million below 2008 first half following the disposal of Rio Tinto’s interests in Cortez and Greens Creek earlier in the year.
Northparkes
Earnings of $14 million were $6 million below 2008 first half in line with lower prices, partly offset by a reduction in unit cash costs as grades and production recovered from the prior year.
Diamond markets
Both prices and sales volumes for diamonds have been severely impacted by the economic downturn. The effect on the rough diamonds market has been exacerbated by the lowering of inventory levels in the diamond pipeline, resulting from reduced global liquidity.
Diamonds
The diamonds operations incurred a loss of $56 million in 2009 first half, compared with earnings of $108 million in the same period of 2008. Lower prices as a result of the global slowdown were the main cause. Measures have been taken to redress this performance including a maintenance shutdown at the Argyle processing facilities from March to May 2009 with processing recommencing in June. At Diavik, the first of two six week shutdowns commenced on 14 July and diamond production ceased temporarily with the mine placed on a care and maintenance schedule.
Copper & Diamonds projects
Evaluation work at many of the projects, notably La Granja and Keystone (Kennecott Utah Copper options), has been considerably scaled back in light of current economic conditions.
Provisional pricing
The effect of provisional pricing of copper sales resulted in a credit to underlying earnings of $94 million in 2009 first half, compared to a credit of $150 million in 2008 first half. At 30 June 2009 the Group had 239 million pounds of copper sales that were provisionally priced at US 231 cents per pound. The final price of these sales will be determined during the second half of 2009. This compared with 183 million pounds of open shipments at 31 December 2008 provisionally priced at US 133 cents per pound.

Continues	Page 16 of 47
Energy & Minerals

	First half	First half		Full year
	2009	2008	Change	2008

Production (Rio Tinto share)
Coal (million tonnes)
US	60.0	61.6	-3%	130.8
Hard coking coal	3.3	3.1	+6%	7.4
Other Australian[1]	11.1	11.0	+1%	22.1
Uranium (000’s pounds)	7,002	6,495	+8%	14,200
Titanium dioxide (000 tonnes)	656	761	-14%	1,524
Borates (000 tonnes)	190	324	-41%	610
Gross sales revenue ( $ millions)[2]	4,194	4,431	-5%	10,957
EBITDA ($ millions)[2]	1,588	1,516	+5%	4,847
Product group operations earnings ($ millions net of tax)[2]	791	701	+13%	2,491
Evaluation projects/other ($ millions net of tax)	792	(29)	n/a	396
Capital expenditure ($ millions)	494	658	-25%	1,501

[1]	Other Australian coal for all periods presented excludes production from the Tarong Coal mine, which was divested in the first half of 2008.

[2]	Revenues, EBITDA and earnings relate to product group operations and exclude evaluation projects/other.
US Coal — Rio Tinto Energy America
Earnings of $149 million were $84 million above 2008 first half, with improved prices and volumes and lower energy costs partly offset by higher unit cash costs.
Following the announcement on 9 March 2009 that the Group has reached agreement to sell the Jacobs Ranch coal mine, the assets and liabilities associated with the mine have been reclassified to Assets of disposal groups held for sale and Liabilities of disposal groups held for sale. Its earnings will continue to be consolidated until completion which is expected in the second half of 2009.
Rio Tinto Coal Australia
Earnings of $543 million were $142 million above 2008 first half, with higher prices and a weaker Australian dollar compensating for an unfavourable sales mix and higher royalties and freight costs.
Higher production of hard coking and thermal coal compared with the first half of 2008 was attributable to improved mining conditions and improved demand for coking coal.
Uranium markets
Abundant spot supply, discretionary demand and mixed market sentiment have increased the unpredictability of the uranium spot price this year, which has fluctuated between a highpoint of $55 per pound of uranium oxide in June and a low of $40 per pound in April. Despite this price volatility contract volumes remain high and 2009 is expected to be another strong year for spot contracting. The long-term market has been much less volatile and prices have remained fairly static through 2009 falling just $5 per pound since the beginning of the year.
Rössing
Earnings of $2 million were $49 million below 2008 first half attributable to lower realised prices, due to a decline in the uranium price, and an increase in unit cash costs following the introduction of a six per cent royalty on turnover and higher input costs for sulphuric acid and manganese. In addition, some sales volumes were deferred from the first half to the second half of the year.

Continues	Page 17 of 47
Energy Resources of Australia
Earnings of $56 million were $34 million above 2008 first half. Prices continued to benefit from the gradual replacement of legacy contracts with newer contracts written in an environment of higher prices. Production for the period increased by 11 per cent compared with 2008 first half due to an improvement in ore grade and plant utilisation, as well as commencement of operation of the laterite processing plant.
Rio Tinto Iron & Titanium
Earnings of $28 million were $84 million below 2008 first half. Lower prices reflected weaker demand across most products which translated into lower volumes as customers deferred shipments in order to minimise inventory. Planned maintenance and extended shutdowns were brought forward to mitigate some of the impact of reduced demand.
The first shipment of ilmenite ore from QMM (Madagascar) to Canada and the first shipment of finished product to a customer were made during the first half of 2009.
Rio Tinto Minerals
Earnings of $13 million were $37 million below 2008 first half. Minerals production continued to be affected by lower demand in line with reduced economic activity across all major regions.
Energy & Minerals projects
The sale of the potash projects in Argentina and Canada in January 2009 generated a post tax gain of $797 million. This has been recognised in Energy & Minerals earnings, in line with the Rio Tinto policy of including gains or losses on disposal of undeveloped properties within underlying earnings.
Other Operations
Alcan Engineered Products has been reassigned from Rio Tinto Alcan to Other Operations to reflect management reporting lines. Trading conditions in the Alcan Engineered Products businesses remained difficult during the first half of 2009. The economic downturn resulted in a significant decrease in sales volumes in all sectors leading to higher unit production costs. The Group continues to explore all options for the divestment of Alcan Engineered Products.
Central Exploration and Evaluation

	First half	First half		Full year
	2009	2008	Change	2008

Post-tax credit / (charge) ($ millions)	40	(62)	+165%	(124)
The post-tax centrally reported exploration charge is presented net of the gain on disposal of exploration properties.
Central exploration expenditure in the first half of 2009 (post disposals and post tax) resulted in a credit to underlying earnings of $40 million compared with a charge of $62 million in same period of 2008. During the first half of 2009 the Group realised $71 million (post tax) from the divestment of exploration properties.
Exploration and evaluation expenditure across the Group has been scaled back in 2009, in line with the announcements on the Group’s commitment to reduce controllable operating costs by at least $2.5 billion per annum in 2010. The 2009 central budget for greenfield exploration has been cut by approximately 60 per cent to $100 million (before tax and divestment proceeds).
In Chile, the Rio Tinto Exploration alliance with Codelco was expanded with the addition of the Pasacas prospect located north of Collahuasi.

Continues	Page 18 of 47
The Jadar lithium borates discovery in Serbia is being prepared for transfer from Rio Tinto Exploration to Rio Tinto Minerals for commencement of a pre-feasibility evaluation programme.
Ground evaluation of aeromagnetic anomalies commenced on the Orientale iron ore project in north eastern Democratic Republic of Congo.
Price & exchange rate sensitivities
The following sensitivities give the estimated effect on underlying earnings assuming that each individual price, exchange rate or interest rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency working capital. They should therefore be used with care.

	Average		Effect on full
	price/exchange		year underlying
	rate for 2009		earnings
	first half	10% change	US$m
Copper	182c/lb	+/- 18c/lb	221
Aluminium	$1,422/t	+/-$142/t	399
Gold	$913/oz	+/- $91/oz	35
Molybdenum	$9/lb	+/- $0.9/lb	18

Australian dollar	71USc	+/-7.1USc	360
Canadian dollar	83USc	+/-8.3USc	146
South African rand	11USc	+/-1.1USc	34

Continues	Page 19 of 47
DIRECTORS’ REPORT for the half year ended 30 June 2009
Review of operations
A detailed review of the Group’s operations, the results of those operations during the half year ended 30 June 2009 and likely future developments are given on pages 1 to 18.
Directors
The Directors serving on the boards of Rio Tinto plc and Rio Tinto Limited during and since the end of the half year are:

	Notes	Date of appointment
Chairman
Jan du Plessis	(c)	1 September 2008

Executive directors
Tom Albanese, Chief executive		7 March 2006
Guy Elliott, Finance director		1 January 2002
Sam Walsh, Chief executive, Rio Tinto Iron Ore		4 June 2009

Non executive directors
Andrew Gould (Senior independent director)	(b and c)	4 December 2002
Sir David Clementi	(a and b)	28 January 2003
Vivienne Cox	(a)	1 February 2005
Sir Rod Eddington	(c and d)	1 September 2005
Michael Fitzpatrick	(a and b)	6 June 2006
Yves Fortier	(c and d)	25 October 2007
Richard Goodmanson	(b and d)	1 December 2004
Lord Kerr	(a and d)	14 October 2003
David Mayhew	(c)	22 February 2000
Paul Tellier	(a and b)	25 October 2007
Paul Skinner retired with effect from 20 April 2009 after serving as a director since 1 December 2001 and as Chairman from November 2003. Upon Mr Skinner’s retirement, Jan du Plessis assumed the position of Chairman. Dick Evans retired with effect from 20 April 2009 after serving as a director since 25 October 2007. Jim Leng was appointed as a director and Chairman designate on 14 January 2009 and resigned on 9 February 2009.
No directors were appointed between 30 June 2009 and the date of this report.
Notes
(a)	Audit committee

(b)	Remuneration committee

(c)	Nominations committee

(d)	Committee on social and environmental accountability
Dividend
On announcing the $15.2 billion rights issues on 5 June 2009, the Group stated that the interim dividend for 2009 would not be paid. The Group expects to make a 2009 final dividend payment subject to satisfactory trading results, progress on divestments and prevailing market conditions.
Principal risks and uncertainties
The following describes some of the risks that could affect Rio Tinto. As a result of the events that have occurred since the Group set out its risk factors on pages 24 to 28 of its 2008 Annual report, the Group has modified its view of some its principal risks and uncertainties for the remaining six months of the financial year as set out below. Where the Group’s view of risk has remained unchanged, only the headline summaries from the 2008 Annual report have been reproduced below.
There may be additional risks unknown to Rio Tinto and other risks, currently believed to be immaterial, which could turn out to be material. These risks, whether they materialise individually or simultaneously, could significantly affect the Group’s business and financial results.
Failure to complete the announced divestment transactions may adversely affect results of operations and financial position.

Continues	Page 20 of 47
The Group has so far in 2009 announced $3.7 billion of divestments and an additional binding offer for the majority of the Alcan Packaging business. The timing and proceeds of the divestments and the binding offer are subject to uncertainty including, but not limited to, customary closing conditions and regulatory approvals in several jurisdictions. In addition, several transactions are subject to certain adjustments, including adjustments based on the financial performance of the businesses to be divested and, in some cases, the value at closing of certain transferred liabilities.
The Group cannot accurately anticipate when it will receive the proceeds from its divestment programme or the binding offer or the amount of such proceeds. Changes in the amount or delays in the receipt of proceeds could have a material adverse effect on the Group’s earnings and financial position.
The Group’s financing costs are subject to changes in benchmark interest rates.
Increases in benchmark interest rates will increase the costs of the Group’s variable interest rate debt which could adversely affect its earnings and financial position.
The proposed joint venture with BHP Billiton is the subject of negotiation and conditions and, if these are not satisfied, the proposed joint venture may not proceed in whole or in part.
Rio Tinto has entered into a framework agreement with BHP Billiton which requires the parties to negotiate in good faith legally binding agreements necessary or desirable to establish the joint venture and regulate its ongoing operation based on the non-legally binding principles set out in the term sheet appended to the framework agreement. There can be no guarantee that Rio Tinto and BHP Billiton will reach agreement on terms satisfactory to Rio Tinto or at all or will be able to execute legally binding transaction documentation. Completion of the joint venture with BHP Billiton is subject to certain conditions including approvals by Rio Tinto shareholders; BHP Billiton shareholders and regulatory authorities. As such, completion of the joint venture and the timing of any such completion, are also subject to uncertainty.
In addition, if either party does not fulfil certain commitments to complete the legal agreements, announces that it does not intend to proceed with the transaction, after entry into binding agreements and satisfaction of key regulatory approvals fails to recommend the transaction to its shareholders or fails to take the steps necessary to obtain the approval of its shareholders, or breaches the agreed exclusivity provisions, then it will become liable to pay a break fee to the other party of US$275.5 million.
Political, legal and commercial instability, political or legal pressure, or community disputes in the countries and territories in which the Group operates could affect the viability of its operations.
The Group has operations in jurisdictions with varying degrees of political, legal and commercial stability. Administrative change, policy reform, changes in law or governmental regulations can result in civil unrest, expropriation, or nationalisation. Renegotiation or nullification of existing agreements, leases and permits, changes in fiscal policies (including increased tax or royalty rates) or currency restrictions are all possible consequences. Commercial instability caused by bribery and corruption in their various guises can lead to similar consequences. The consequences of such instability or changes could have a material adverse effect on the profitability, the ability to finance or, in extreme cases, the viability of an operation.
Where pressure is exerted on staff or operations, the Group may be unable to operate to the best commercial advantage, or may lose control of its confidential data or intellectual property. Such incidences would impact the Group’s local operations and may also have a wider material adverse impact on the Group’s results of operations.
Movement in commodity prices and global demand for the Group’s products could have, a material impact on the Group’s business, financial condition and results of operations.
The Group’s net earnings are sensitive to the assumptions used for valuing defined benefit pension plans and post retirement healthcare plans.
China is an important source of demand for the Group’s products and a reduction in the imports of the Group’s products by Chinese customers may have a material adverse effect on the Group’s results of operations.

Continues	Page 21 of 47
Adverse economic and credit market conditions may materially adversely affect, the Group’s ability to raise additional debt or equity.
Failure of the Group to make successful acquisitions and to effectively integrate its acquisitions could have a material adverse impact on the Group’s business and results of operations.
The Group’s results of operations could be materially adversely affected by the impairment of assets and goodwill.
Rio Tinto is exposed to fluctuations in exchange rates that could have a material adverse impact on the results of its operations.
If the Group does not significantly reduce its business and operating costs, its business and results of operations may suffer materially.
The Group’s business and growth prospects may be negatively impacted by reductions in its capital expenditure programme.
The Group’s exploration and development of new projects might be unsuccessful, expenditures may not be fully recovered and depleted ore reserves may not be replaced.
The Group’s land and resource tenure could be disputed resulting in disruption and/or impediment in the operation or development of a resource.
The Group’s operations are resource intensive and changes in the cost and/or interruptions in the supply of energy, water, fuel or other key inputs could adversely affect their economic viability.
Increased regulation of greenhouse gas emissions could adversely impact the Group’s cost of operations.
Estimates of ore reserves are based on certain assumptions and so changes in such assumptions could lead to reported ore reserves being restated.
Labour disputes could lead to lost production and/or increased costs.
The Group is dependent on the continued services of key personnel.
Some of the Group’s technologies are unproven and failures could adversely impact costs and/or productivity.
The Group’s mining operations are vulnerable to natural disasters, operating difficulties and infrastructure constraints that could have a material impact on its productivity and not all of which are covered by insurance.
The Group’s costs of close down and restoration, and for environmental clean up, could be higher than expected due to unforeseen changes in legislation, standards and techniques. Underestimated or unidentified costs could have a material adverse impact on the Group’s reputation and results of operations.
Joint ventures and other strategic partnerships may not be successful and non-managed projects and operations may not comply with the Group’s standards and as a consequence may adversely affect its reputation and the value of such projects and operations.
Health, safety, environmental and other regulations, standards and expectations evolve over time and unforeseen changes could have an adverse effect on the Group’s earnings and cash flows.

Continues	Page 22 of 47

Corporate governance
The directors of Rio Tinto believe that high standards of corporate governance are essential to its objective to maximise the overall long term return to shareholders and have continued to apply the standards discussed under ‘Corporate governance’ on pages 158 to 165 of the 2008 Annual report which is available on the website.
Publication of Half year report
In accordance with the UK Financial Services Authority’s Disclosure & Transparency Rules and the Australian Securities Exchange Listing Rules, the half year results will be made public and are available on the Rio Tinto Group website www.riotinto.com.
Auditor’s independence declaration
PricewaterhouseCoopers, the auditors of Rio Tinto Limited, have provided the auditor’s independence declaration as required under section 307C of the Corporations Act 2001. This has been reproduced on page 42 and forms part of this report.
The Directors’ report is made in accordance with a resolution of the board.
Jan du Plessis
Chairman
20 August 2009

Continues	Page 23 of 47

About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes forward-looking statements. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

Continues	Page 24 of 47

For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Amanda Buckley
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 419 801 349
Nick Cobban	Tony Shaffer
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3612
Mobile: +44 (0) 7920 041 003	Mobile: +1 202 256 3667

Media Relations, US and South America
Tony Shaffer
Office: +61 (0) 3 9283 3612
Mobile: +1 202 256 3667

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7781 2049	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227365	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3361 4365
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 801 204 2919
Mobile: +1 801 558 2645

Email: questions@riotinto.com

Website: www.riotinto.com

High resolution photographs and media pack available at:
http://www.riotinto.com/media/press_kit.asp

Continues	Page 25 of 47

Group income statement

		Restated (g)
	Six months	Six months	Year to 31
	to 30 June	to 30 June	December
	2009	2008	2008
	US$m	US$m	US$m

Gross sales revenue (including share of equity accounted units) (a)	19,523	30,005	58,065

Continuing operations
Consolidated sales revenue	18,846	27,192	54,264
Net operating costs (excluding items shown separately)	(15,983)	(19,068)	(37,641)
Impairment charges net of reversals (b)	(16)	(6)	(8,015)
(Losses)/profit on disposal of interests in businesses (c)	(8)	2,248	2,231
Exploration and evaluation costs	(254)	(406)	(1,134)
Profit on disposal of interests in undeveloped projects (d)	888	22	489

Operating profit	3,473	9,982	10,194
Share of profit after tax of equity accounted units	201	942	1,039

Profit before finance items and taxation	3,674	10,924	11,233

Finance items
Net exchange gains/(losses) on external debt and intragroup balances	377	(10)	(176)
Net gains/(losses) on derivatives not qualifying for hedge accounting	889	(256)	(173)
Interest receivable and similar income	56	130	204
Interest payable and similar charges	(480)	(824)	(1,618)
Amortisation of discount	(128)	(146)	(292)

	714	(1,106)	(2,055)

Profit before taxation	4,388	9,818	9,178

Taxation	(1,209)	(2,490)	(3,742)

Profit from continuing operations	3,179	7,328	5,436
Discontinued operations
Loss after tax from discontinued operations (e)	(522)	—	(827)

Profit for the period	2,657	7,328	4,609

- attributable to outside equity shareholders	206	377	933
- attributable to equity shareholders of Rio Tinto (Net earnings)	2,451	6,951	3,676

Basic earnings/(loss) per share (f) (30 June 2008 and 31 December 2008 restated)
Profit from continuing operations	189.3c	442.8c	286.8c
Loss from discontinued operations	(33.2c )	—	(52.7c )

Profit for the period	156.1c	442.8c	234.1c

Diluted earnings/(loss) per share (f) (30 June 2008 and 31 December 2008 restated)
Profit from continuing operations	188.8c	440.6c	285.5c
Loss from discontinued operations	(33.1c )	—	(52.4c )

Profit for the period	155.7c	440.6c	233.1c

Dividends paid during the period (US$m)	876	1,083	1,933
Dividends per share: paid during the period (f) (30 June 2008 and 31 December 2008 restated)	55.6c	68.7c	124.3c
Dividends per share: proposed in the announcement of the results for the period (f) (30 June 2008 and 31 December 2008 restated)	—	55.6c	55.6c

(a)	Gross sales revenue includes the sales revenue of equity accounted units of US$1,195 million (30 June 2008: US$2,813 million; 31 December 2008: US$3,801 million) in addition to Consolidated sales revenue (after adjusting for intra-subsidiary/equity accounted units sales). Consolidated revenue includes subsidiary sales to equity accounted units which are not included in Gross sales revenue.

Continues	Page 26 of 47

(b)	Of the US$8,015 million included in ‘Impairment charges’ in 2008, US$7,341 million related to the Group’s Aluminium businesses and to Alcan Engineered Products. Of this amount, US$6,608 million was allocated to goodwill. Alcan Packaging is discussed separately in (e) below.

(c)	Gains arising on the disposal of interests in businesses in 2008 relate principally to sales of the Cortez gold mine completed on 5 March 2008 and the Greens Creek mine completed on 16 April 2008.

(d)	Gains arising on the disposal of interests in undeveloped projects are stated net of charges of nil (30 June 2008: US$22 million; 31 December 2008: US$156 million), related to such projects.

(e)	An impairment of US$355 million (30 June 2008: nil; 31 December 2008: US$960 million) relating to the Alcan Packaging business has been recognised at 30 June 2009, and is included in ‘Loss after tax from discontinued operations’. This impairment is based on an estimate of fair value less costs to sell, which is the Group’s best estimate of expected proceeds to be realised on sale, less an estimate of remaining costs to sell. Additionally, ‘Loss after tax from discontinued operations’ includes a US$167 million tax charge (30 June 2008: nil; 31 December 2008: US$133 million credit) relating to an increase in the Group’s estimate of the tax to be paid on sale of the Alcan Packaging business. This change in estimate follows a detailed review of the changes to the proposed sale structure.

(f)	For the purposes of calculating basic earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the period was 1,570.8 million (30 June 2008: 1,569.9 million; 31 December 2008: 1,570.1 million), being the average number of Rio Tinto plc shares outstanding of 1,208.5 million (30 June 2008: 1,207.6 million; 31 December 2008: 1,207.8 million), plus the average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc of 362.3 million (30 June and 31 December 2008: 362.3 million). The profit figure used in the calculation of basic and diluted earnings per share is based on profit attributable to equity shareholders of Rio Tinto.

For the purposes of calculating diluted earnings per share, the effect of dilutive securities is added to the weighted average number of shares. This effect is calculated under the treasury stock method.

2009 earnings per share and dividends per share have been calculated using a number of shares which reflects the discounted price of the July rights issue (‘the bonus factor’). 2008 comparatives have been restated accordingly.

Further information relating to the rights issues is shown in the ‘Other Disclosures’ note on page 38.

(g)	The 30 June 2008 income statement has been restated for the revision to fair value accounting in respect of Alcan which was finalised in 2008.

Continues	Page 27 of 47

Group statement of comprehensive income

	Attributable to		Six months	Restated (a)	Year to 31
	shareholders	Outside	to 30 June	Six months to	December
	of Rio Tinto	interests	2009	30 June 2008	2008
	US$m	US$m	US$m	US$m	US$m

Profit after tax for the period	2,451	206	2,657	7,328	4,609
Other comprehensive income:
Currency translation adjustment	2,372	232	2,604	1,729	(5,054)
Cash flow hedge fair value losses
- Cash flow hedge (losses)/gains arising during the period	(38)	(34)	(72)	(661)	34
- Cash flow hedge (gains)/losses transferred to income statement	(2)	14	12	177	352
Available for sale financial assets
- Gains/(losses) on available for sale securities	217	(1)	216	(127)	(174)
- Gains on available for sale securities transferred to income statement	(1)	—	(1)	(1)	(1)
Actuarial loss on post retirement benefit plans	(348)	—	(348)	(253)	(1,314)
Share of other comprehensive income/(expense) of equity accounted units	158	—	158	98	(283)
Tax relating to components of other comprehensive income	117	6	123	281	244

Total comprehensive income/(expense) for the period	4,926	423	5,349	8,571	(1,587)

(a)	The 30 June 2008 statement of comprehensive income has been restated for the revision to fair value accounting in respect of Alcan which was finalised in 2008.

Continues	Page 28 of 47

Group statement of cash flows

		Restated (c)
	Six months	Six months	Year to 31
	to 30 June	to 30 June	December
	2009	2008	2008
	US$m	US$m	US$m

Cash flows from consolidated operations (a)	5,483	7,834	19,195
Dividends from equity accounted units	46	1,010	1,473

Cash flows from operations	5,529	8,844	20,668
Net interest paid	(607)	(923)	(1,538)
Dividends paid to outside shareholders of subsidiaries	(305)	(107)	(348)
Tax paid	(1,653)	(2,248)	(3,899)

Net cash generated from operating activities	2,964	5,566	14,883

Cash flows from investing activities
Net disposals of subsidiaries, joint ventures & associates	67	2,595	2,563
Purchase of property, plant & equipment and intangible assets	(2,864)	(3,680)	(8,574)
Sales of financial assets	151	95	171
Purchases of financial assets	(28)	(72)	(288)
Other funding of equity accounted units	(48)	(265)	(334)
Other investing cash flows	171	(147)	281

Cash used in investing activities	(2,551)	(1,474)	(6,181)

Cash flows before financing activities	413	4,092	8,702

Cash flows from financing activities
Equity dividends paid to Rio Tinto shareholders	(876)	(1,083)	(1,933)
Proceeds from issue of ordinary shares in Rio Tinto	14	28	23
Proceeds from additional borrowings	4,640	4,559	4,697
Repayment of borrowings	(4,124)	(7,813)	(12,667)
Finance lease repayments	(6)	(5)	(10)
Receipts from close out of interest rate swaps	—	—	710
Other financing cash flows	26	52	72

Cash used in financing activities	(326)	(4,262)	(9,108)

Effects of exchange rates on cash and cash equivalents	140	228	(101)

Net increase/(decrease) in cash and cash equivalents	227	58	(507)

Opening cash and cash equivalents less overdrafts	1,034	1,541	1,541

Closing cash and cash equivalents less overdrafts (b)	1,261	1,599	1,034

(a) Cash flows from consolidated operations
Profit from continuing operations	3,179	7,328	5,436
Adjustments for:
Taxation	1,209	2,490	3,742
Finance items	(714)	1,106	2,055
Share of profit after tax of equity accounted units	(201)	(942)	(1,039)
Loss/(profit) on disposal of interests in businesses	8	(2,248)	(2,231)
Impairment charges	16	6	8,015
Depreciation and amortisation	1,559	1,646	3,475
Provisions (including exchange gains on provisions)	506	229	265
Utilisation of provisions	(219)	(251)	(464)
Utilisation of provision for post retirement benefits	(225)	(223)	(448)
Change in inventories	165	(439)	(1,178)
Change in trade and other receivables	988	(1,174)	658
Change in trade and other payables	(1,057)	483	951
Other items	269	(177)	(42)

	5,483	7,834	19,195

Continues	Page 29 of 47

(b)	Closing cash and cash equivalents less overdrafts for 30 June 2009 differs from cash and cash equivalents less overdrafts on the statement of financial position as it includes US$6 million related to Corumbá cash and cash equivalents shown separately as assets held for sale on the statement of financial position.

(c)	The 30 June 2008 statement of cash flows has been restated for the revision to fair value accounting in respect of Alcan which was finalised in 2008.

Continues	Page 30 of 47

Group statement of financial position

			Restated (c)
	30 June 2009	31 December 2008	30 June 2008
	US$m	US$m	US$m

Non-current assets
Goodwill	14,289	14,296	21,227
Intangible assets	6,193	6,285	6,847
Property, plant and equipment	45,423	41,753	45,523
Investments in equity accounted units	5,466	5,053	6,158
Loans to equity accounted units	69	264	303
Inventories	226	166	194
Trade and other receivables	1,008	1,111	1,672
Deferred tax assets	1,610	1,367	1,410
Tax recoverable	69	220	147
Other financial assets	862	666	685

	75,215	71,181	84,166

Current assets
Inventories	5,494	5,607	5,843
Trade and other receivables	4,587	5,401	7,804
Loans to equity accounted units	536	251	169
Tax recoverable	492	406	519
Other financial assets	312	264	774
Cash and cash equivalents	1,295	1,181	1,683

	12,716	13,110	16,792

Assets of disposal groups held for sale (a)	5,818	5,325	6,881

Total assets	93,749	89,616	107,839

Current liabilities
Bank overdrafts repayable on demand	(40)	(147)	(84)
Borrowings (d)	(16,503)	(9,887)	(6,865)
Trade and other payables	(6,331)	(7,197)	(6,913)
Other financial liabilities (e)	(6,712)	(480)	(1,141)
Tax payable	(870)	(1,442)	(1,235)
Provisions	(1,182)	(826)	(897)

	(31,638)	(19,979)	(17,135)

Non-current liabilities
Borrowings	(23,765)	(29,724)	(36,933)
Trade and other payables	(502)	(452)	(457)
Other financial liabilities	(368)	(268)	(757)
Tax payable	(385)	(450)	(450)
Deferred tax liabilities	(4,870)	(4,054)	(5,611)
Provision for post retirement benefits	(3,915)	(3,601)	(3,113)
Other provisions	(7,006)	(6,506)	(7,478)

	(40,811)	(45,055)	(54,799)

Liabilities of disposal groups held for sale (a)	(2,283)	(2,121)	(2,275)

Total liabilities	(74,732)	(67,155)	(74,209)

Net assets	19,017	22,461	33,630

Capital and reserves
Share capital
- Rio Tinto plc	160	160	172
- Rio Tinto Limited (excluding Rio Tinto plc interest)	989	961	1,338
Share premium account	3,987	4,705	1,949
Other reserves	(6,547)	(2,322)	3,565
Retained earnings	18,456	17,134	24,762

Equity attributable to Rio Tinto shareholders	17,045	20,638	31,786
Attributable to outside equity shareholders	1,972	1,823	1,844

Total equity	19,017	22,461	33,630

Continues	Page 31 of 47

(a)	Assets and liabilities held for sale as at 30 June 2009 comprise the Corumbá iron ore operation in Brazil, Jacobs Ranch and the Alcan Packaging group. Assets and liabilities held for sale as at 30 June and 31 December 2008 comprise the Alcan Packaging group which was acquired with a view to resale.

(b)	At 30 June 2009, Rio Tinto plc had 1,209.2 million ordinary shares in issue and held by the public, and Rio Tinto Limited had 362.3 million shares in issue, excluding those held by Rio Tinto plc. As required to be disclosed under the ASX Listing Rules, the net tangible liabilities per share amounted to US$2.19 (31 December 2008: US$0.04 net tangible assets; 30 June 2008: US$2.36 net tangible assets). Excluding the derivative financial liability of US$6.0 billion related to the rights issue (see note (e) below) net tangible assets per share at 30 June 2009 would be US$1.62. The numbers of shares reflect the discounted price of the July rights issue (‘the bonus factor’) and net tangible amounts per share have been calculated on this basis for all periods. As at 30 June 2009, before adjusting for the bonus factor, Rio Tinto plc had 999 million ordinary shares in issue and held by the public, and Rio Tinto Limited had 285.7 million shares in issue, excluding those held by Rio Tinto plc. On this basis, net tangible liabilities per share would have amounted to US$2.68 (31 December 2008: US$0.04 net tangible assets; 30 June 2008: US$6.45 net tangible assets). Excluding the derivative financial liability related to the rights issue, net tangible assets per share would be US$1.98.

(c)	The 30 June 2008 statement of financial position has been restated for the revisions to fair value accounting relating to Alcan which was finalised in 2008.

(d)	The US$14.8 billion proceeds of the rights issues (net of underwriting fees) received in July were used to pay off the remaining US$7.1 billion balance on Tranche A of the Alcan acquisition debt (originally due October 2009) and US$7.7 billion of the remaining balance on Tranche B (originally due October 2010). After the repayment some US$0.4 billion remained drawn on Tranche B. All of Tranches A and B of the Alcan facility have now been repaid. Tranche B of the acquisition facility is a revolving credit facility with US$2.4 billion available at the date of this release.

IAS 1 indicates that financial liabilities should be classified as current when they are due to be settled within twelve months after the reporting period even if the original term was longer than twelve months and the agreement was reached after the end of the reporting period. On this basis, all of Tranche B is shown as current in the 30 June 2009 statement of financial position as, under the terms of the Alcan Acquisition Facility Agreement, 100 per cent of the rights issues proceeds were required to pay down Facility A followed by Facility B. The revolving credit commitment on Facility B was also required to be reduced by the amount repaid of this facility.

(e)	Other financial liabilities include the rights issue derivative liability of US$6.0 billion. Further information relating to the rights issues is shown in the ‘Other Disclosures’ note on page 38.

Continues	Page 32 of 47

Group statement of changes in equity

	Attributable to		Six months	Restated (b)	Year to 31
	shareholders of	Outside	to 30 June	Six months to	December
	Rio Tinto	interests	2009	30 June 2008	2008
	US$m	US$m	US$m	US$m	US$m

Opening balance	20,638	1,823	22,461	26,293	26,293
Total comprehensive income/(loss)	4,926	423	5,349	8,571	(1,587)
Dividends	(876)	(306)	(1,182)	(1,192)	(2,281)
Own shares purchased from Rio Tinto shareholders
-To satisfy share options	(27)	—	(27)	(144)	(128)
Ordinary shares issued	22	—	22	28	31
Rights issue expenses including mark to market losses (a)	(863)	—	(863)	—	—
Rights issue derivative liability (a)	(6,809)	—	(6,809)	—	—
Shares issued to outside interests	—	32	32	46	72
Employee share options charged to the income statement	34	—	34	28	61

Closing balance	17,045	1,972	19,017	33,630	22,461

(a)	Rights issue expenses include mark to market losses on forward contracts taken out by Rio Tinto plc to improve confidence in the absolute dollar proceeds of the rights issues together with underwriting and other fees. Other information relating to the rights issues is shown in the ‘Other Disclosures’ note on page 38.

(b)	The 30 June 2008 statement of changes in equity has been restated for the revision to fair value accounting in respect of Alcan which was finalised in 2008.
Reconciliation with Australian IFRS
The Group’s financial statements have been prepared in accordance with IFRS as adopted by the European Union (‘EU IFRS’), which differs in certain respects from the version of IFRS that is applicable in Australia (‘Australian IFRS’).
Prior to 1 January 2004, the Group’s financial statements were prepared in accordance with UK GAAP. Under EU IFRS goodwill on acquisitions prior to 1998, which was eliminated directly against equity in the Group’s UK GAAP financial statements, has not been reinstated. This was permitted under the rules governing the transition to EU IFRS set out in IFRS 1. The equivalent Australian Standard, AASB 1, does not provide for the netting of goodwill against equity. As a consequence, shareholders’ funds under Australian IFRS include the residue of such goodwill, which amounted to US$736 million at 30 June 2009 (31 December 2008: US$752 million; 30 June 2008: US$730 million).
Save for the exception described above, the Group’s financial statements drawn up in accordance with EU IFRS are consistent with the requirements of Australian IFRS.

Continues	Page 33 of 47

Reconciliation of Net earnings to Underlying earnings

						Restated (k)
					Six months	Six months	Year to 31
	Pre-tax		Outside	Discontinued	to 30 June	to 30 June	December
	(j)	Taxation	Interests	operations (j)	2009	2008	2008
Exclusions from Underlying earnings	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Profits less losses on disposal of interests in businesses (a)	(8)	(4)	—	—	(12)	1,483	1,470
Net impairment charges (b)	(16)	4	—	—	(12)	(3)	(7,579)
Loss after tax from discontinued operations (b)	—	—	—	(522)	(522)	—	(827)
Exchange differences and gains/(losses) on derivatives:
- Exchange gains/(losses) on US dollar net debt and intragroup balances (c)	378	(483)	11	—	(94)	339	960
- Gains/(losses) on currency and interest rate derivatives not qualifying for hedge accounting (d), (e)	(78)	29	13	—	(36)	7	(22)
- Gains/(losses) on commodity derivatives not qualifying for hedge accounting (f)	174	(51)	—	—	123	(265)	(95)
Derivative associated with the rights issue (g)	827	—	—	—	827	—	—
Chinalco break fee	(195)	13	—	—	(182)	—	—
Restructuring costs from global headcount reduction (h)	(128)	24	—	—	(104)	—	(57)
Other exclusions (i)	(133)	31	—	—	(102)	(136)	(477)

Total excluded from Underlying earnings	821	(437)	24	(522)	(114)	1,425	(6,627)

Net earnings	4,388	(1,209)	(206)	(522)	2,451	6,951	3,676

Underlying earnings	3,567	(772)	(230)	—	2,565	5,526	10,303

‘Underlying earnings’ is an alternative measure of earnings, which is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net earnings both represent amounts attributable to Rio Tinto shareholders. Items (b) to (i) below are excluded from Net earnings in arriving at Underlying earnings.
(a)	Gains arising on the disposal of interests in businesses in 2008 relate principally to sales of the Cortez gold mine completed on 5 March 2008 and the Greens Creek mine completed on 16 April 2008. Gains arising on the disposal of interests in undeveloped projects are not excluded from Underlying earnings.

(b)	Charges relating to impairment of goodwill and other non-current assets, other than undeveloped projects, but including discontinued operations.

An impairment of US$355 million (30 June 2008: nil; 31 December 2008: US$960 million) relating to the Alcan Packaging business has been recognised at 30 June 2009, and is included in ‘Loss after tax from discontinued operations’. This impairment is based on an estimate of fair value less costs to sell, which is based on the Group’s best estimate of expected proceeds to be realised on sale of Alcan Packaging, less an estimate of remaining costs to sell. Additionally, ‘Loss after tax from discontinued operations’ of US$522 million (30 June 2008: nil; 31 December 2008: US$827 million) includes a US$167 million tax charge (30 June 2008: nil; 31 December 2008: US$133 million credit) relating to an increase in the Group’s estimate of the tax to be paid on sale of the Alcan Packaging business. This change in estimate follows a detailed review of the changes to the proposed sale structure.

The impairment charge of US$7,579 million for the year ended 31 December 2008 related mainly to a write-down on Aluminium of US$6,127 million and Alcan Engineered Products of US$980 million, following the annual impairment review process. The impairment charge includes amounts relating to equity accounted units of US$3 million (30 June 2008: nil; 31 December 2008: US$15 million).

Continues	Page 34 of 47

The acquisition price of Alcan anticipated significant growth in smelter and refinery capacity, but, following the significant weakening in economic and market circumstances, many of these growth projects were deferred. These deferrals, together with the increase in input costs, resulted in the impairment charge relating to Aluminium.

The Group’s intention is to sell Alcan Engineered Products. As such, the recoverable amount was originally estimated, at acquisition, by reference to fair value less costs to sell. Such estimates were derived by applying multiples to forecasts of earnings for Alcan Engineered Products businesses. The multiples were derived from statistics relating to publicly traded companies in the various sectors in which the Alcan Engineered Products businesses operate. The main circumstances that led to the impairment of Alcan Engineered Products were the adverse change in capital markets, making it difficult to fund acquisitions of companies generally; the global economic downturn; and the adverse trading performance of Alcan Engineered Products’ operations.

Information on the arrangements entered into after the period end in respect of the announced disposal of the majority of the remaining Alcan Packaging businesses is shown on page 39 under ‘Subsequent Events’.

(c)	Exchange gains and losses on US dollar debt and intragroup balances.

(d)	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts.

(e)	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(f)	Valuation changes on commodity derivatives, including those embedded in commercial contracts, that are ineligible for hedge accounting, but for which there will be an offsetting change in future Group earnings.

(g)	Information relating to the rights issues is shown in the ‘Other Disclosures’ note on page 38.

(h)	During 2009 the Group incurred restructuring costs relating to the cost saving measures announced in December 2008.

(i)	Other credits and charges that, individually, or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.

During 2008 the Group incurred advisory and other costs related to the rejection by the Board of the preconditional takeover proposal from BHP Billiton which was withdrawn in November. These costs totalled US$270 million (net of tax) in 2008 and have been excluded from Underlying earnings. Other charges excluded from Underlying earnings in 2008 and 2009 comprise costs relating to non-recurring acquisitions, disposals and similar corporate projects.

(j)	Exclusions from Underlying earnings relating to equity accounted units and discontinued operations are stated after tax.

(k)	The 30 June 2008 reconciliation of net earnings to underlying earnings has been restated for the revision to fair value accounting in respect of Alcan which was finalised in 2008.

Continues	Page 35 of 47

Consolidated net debt

			Restated (a)
	30 June	31 December	30 June
	2009	2008	2008
	US$m	US$m	US$m

Analysis of changes in consolidated net debt
Opening balance	(38,672)	(45,191)	(45,191)
Adjustment on currency translation	(1,247)	1,296	(155)
Exchange gains/(losses) credited/charged to the income statement	1,285	(1,701)	141
Gains on derivatives related to net debt	20	105	15
Cash movement excluding exchange movements	(417)	6,864	3,083
Other movements	(26)	(45)	(20)

Closing balance	(39,057)	(38,672)	(42,127)

Analysis of closing balance
Borrowings	(40,268)	(39,611)	(43,798)
Bank overdrafts repayable on demand	(40)	(147)	(84)
Cash and cash equivalents	1,295	1,181	1,683
Other liquid resources (included in ‘other financial assets’)	8	4	6
Derivatives related to net debt (included in ‘other financial assets/liabilities’)	(52)	(99)	66

	(39,057)	(38,672)	(42,127)

(a)	The 30 June 2008 information has been restated for the revisions to fair value accounting in respect of Alcan which was finalised in 2008.

(b)	The net proceeds of US$14.8 billion from the rights issues were used to repay debt in July 2009. Further detail is given in footnote (d) to the statement of financial position.
Geographical analysis (by destination)

Six				Six
months to	Six months	Year to 31		months to	Six months	Year to 31
30 June	to 30 June	December		30 June	to 30 June	December
2009	2008	2008		2009	2008	2008
%	%	%		US$m	US$m	US$m

			Gross sales revenue
23.8	22.7	22.4	North America	4,642	6,813	12,984
18.2	25.4	24.3	Europe	3,561	7,624	14,127
10.5	14.7	15.2	Japan	2,048	4,419	8,825
26.8	16.5	18.6	China	5,232	4,942	10,803
12.3	11.2	11.3	Other Asia	2,407	3,352	6,584
3.1	3.8	3.2	Australia and New Zealand	603	1,127	1,877
5.3	5.7	5.0	Other	1,030	1,728	2,865

100.0	100.0	100.0	Total	19,523	30,005	58,065

The Financial Information by Business Unit provided on page 9 of this release, together with the table above, satisfies the disclosure requirements of IFRS 8 for interim statements, and also provides additional voluntary disclosure which the Group considers is useful to the users of the financial statements.

Continues	Page 36 of 47

Prima facie tax reconciliation

		Restated (c)	Year to 31
	Six months to	Six months to	December
	30 June 2009	30 June 2008	2008
	US$m	US$m	US$m

Profit before taxation	4,388	9,818	9,178
Deduct: share of profit after tax of equity accounted units	(201)	(942)	(1,039)

Parent companies’ and subsidiaries’ profit before tax	4,187	8,876	8,139
Prima facie tax payable at UK rate of 28%	1,172	2,485	2,279
Higher rate of taxation on Australian earnings	65	80	226
Impact of items excluded in arriving at Underlying earnings	216	(195)	919
Adjustments to deferred tax liabilities following changes in tax rates	(23)	(26)	(25)
Other tax rates applicable outside the UK and Australia	25	170	206
Resource depletion and other depreciation allowances	(49)	(77)	(129)
Research, development and other investment allowances	(11)	(27)	(72)
Utilisation of previously unrecognised deferred tax assets	(16)	(9)	(160)
Unrecognised current year operating losses	53	55	163
Foreign exchange differences	(71)	(18)	197
Withholding taxes	30	22	95
Non-taxable gains on asset disposals (b)	(208)	—	—
Other items	26	30	43

Total taxation charge (a)	1,209	2,490	3,742

(a)	This tax reconciliation relates to the parent companies, subsidiaries and proportionally consolidated units. The Group’s share of profit of equity accounted units is net of tax charges of US$169 million (30 June 2008: US$583 million; 31 December 2008: US$596 million).

(b)	The non-taxable gains on asset disposals relates to undeveloped potash assets in Argentina and Canada.

(c)	The 30 June 2008 prima facie tax reconciliation has been restated for the revision to fair value accounting in respect of Alcan which was finalised in 2008.

Continues	Page 37 of 47

Disposals and acquisitions
30 June 2009
During the first half of 2009, Rio Tinto announced divestments totalling US$2.5 billion, including US$850 million for the undeveloped potash assets in Argentina and Canada (previously in the Energy & Minerals product group) and US$125 million for the Ningxia aluminium smelter in China (previously in the Aluminium product group), which were completed on 5 February 2009 and 26 January 2009 respectively, US$750 million for the Corumbá iron ore operation in Brazil (previously in the Iron Ore product group) and US$761 million for the Jacobs Ranch coal mine in the United States (previously in the Energy & Minerals product group). The Corumbá and Jacobs Ranch divestments remain as assets held for sale in the statement of financial position as the sales are subject to obtaining required regulatory approvals. The fair values of Corumbá and Jacobs Ranch exceeded their respective carrying values as at 30 June 2009. Profit on disposal of interests in undeveloped projects is included in Underlying earnings.
There were no significant acquisitions for the period ended 30 June 2009.
On 5 June 2009, Rio Tinto announced that it had entered into a non-binding agreement with BHP Billiton to establish a production joint venture of both companies’ Western Australian iron ore assets.
30 June 2008 and 31 December 2008
On 5 March 2008, the Group completed the sale of its interest in the Cortez gold mine (previously in the Copper product group) for a sales price which included cash consideration of US$1,695 million. The Group will benefit from a deferred bonus payment in the event of a significant discovery of additional reserves and resources at the Cortez mine and also will retain a contingent royalty interest in the future production of the property.
On 16 April 2008, the Group completed the sale of its joint venture interest in the Greens Creek mine to Hecla Mining Company. Greens Creek, which mines silver, gold, zinc and lead, was previously part of the Copper product group. The sale price was US$750 million, comprising a cash component of US$700 million with the balance in the common stock of Hecla Mining Company.
There were no significant acquisitions for the period ended 30 June 2008 and 31 December 2008.
Other disclosures
Capital commitments
Capital commitments, including those relating to joint ventures and associates, were US$3,227 million (31 December 2008: US$4,354 million; 30 June 2008: US$5,603 million).
Contingent liabilities
There were no material changes in contingent liabilities or contingent assets during the period.
Related party matters
Transactions and balances with equity accounted units are summarised below. Purchases relate largely to amounts charged by jointly controlled entities for toll processing of bauxite and alumina. Sales relate largely to charges for supply of coal to jointly controlled marketing entities for onward sale to third party customers.

Continues	Page 38 of 47

	Six months to	Six months to	Year to 31
	30 June 2009	30 June 2008	December 2008
	US$m	US$m	US$m

Income statement items
Purchases from equity accounted units	(538)	(1,226)	(2,770)
Sales to equity accounted units	976	1,336	3,011

		Restated	31 December
	30 June 2009	30 June 2008	2008
	US$m	US$m	US$m

Balance sheet items
Investments in equity accounted units	5,466	6,158	5,053
Loans to equity accounted units	605	472	515
Loans from equity accounted units	(246)	(207)	(195)
Trade and other receivables: amounts due from equity accounted units	939	937	688
Trade and other payables: amounts due to equity accounted units	(384)	(273)	(280)

Cash flow statement items	US$m	US$m	US$m
Net funding of equity accounted units	(48)	(265)	(334)

Rights Issues
The terms of the rights issues were 21 New Rio Tinto plc Shares offered for every 40 existing shares at 1,400 pence per share and 21 New Rio Tinto Limited Shares offered for every 40 existing shares at A$28.29 per share. The rights issues were fully underwritten and were completed on 2 July 2009 and 3 July 2009 respectively. The net proceeds from the rights issues of US$14.8 billion were used to pay down Group borrowings.
Although Rio Tinto plc’s functional currency is the US dollar, the UK element of the rights issue was denominated in sterling. Accordingly, under current IFRS rules the offer of rights is treated as a derivative financial liability because the company is not issuing a fixed number of shares for a fixed amount of US dollars. (Rio Tinto Limited’s functional currency is the Australian dollar and the Australian element of the rights issue was denominated in Australian dollars so there is no equivalent issue for Rio Tinto Limited).
Under IFRS, therefore, the derivative financial liability relating to Rio Tinto plc was measured at its fair value of US$6.8 billion on 17 June, the date at which the offer became unconditional and the rights commenced trading. The liability was calculated based on the average price at which the rights traded on that date. The corresponding entry on this date was to shareholders’ equity. The derivative has a value linked to both the US dollar/sterling exchange rate and the Rio Tinto plc share price. Subsequent to 17 June the liability was marked to market through the income statement and the gain to 30 June was US$827 million. This gain is included in the line ‘Net gains/(losses) on derivatives not qualifying for hedge accounting’ within ‘Finance items’ on the face of the Income statement. It is excluded from underlying earnings. The liability at 30 June was US$6.0 billion which is included in ‘Other financial liabilities’ on the statement of financial position. The gain of US$827 million arose because the Group’s share price decreased during the period to 30 June. The liability expired when the rights were settled in July and the liability at that date was credited to equity. There was therefore no impact on the Group’s shareholders’ equity or distributable reserves and no economic impact for the Group.
On 21 July 2009, following a recommendation from the International Financial Reporting Interpretations Committee (‘IFRIC’) that, the standard, IAS 32, which gives rise to this treatment, be urgently amended, the International Accounting Standards Board (‘IASB’) discussed this matter. The conclusion was that a rights issue to existing shareholders to receive a fixed number of shares at a fixed price in a currency other than the entity’s functional currency should be classed as an equity transaction and should therefore not give rise to a derivative liability. An Exposure Draft will be issued by the IASB to amend IAS 32, in a manner that would, if adopted, mean that the Group would not be required to recognise a derivative liability in the circumstances described above. While the Group expects that the amendment to IAS 32 will be adopted in time for application in its full year accounts the current accounting requirements have been applied in these interim statements. If the amendment is adopted

Continues	Page 39 of 47

then the gain of US$827 million will be removed from the full year income statement with a corresponding credit to equity. There will be no impact on the Group’s shareholders’ equity or distributable reserves.
Both Rio Tinto plc and Rio Tinto Limited entered into a series of forward US dollar derivative exchange contracts to minimise exposure to foreign exchange rates and to improve confidence in the absolute dollar proceeds from the rights issues. The rights issue proceeds were used for a part prepayment of the US dollar denominated Alcan acquisition facility. The forward contracts taken out by both companies are accounted for as derivatives. The contracts entered into by Rio Tinto plc to fix the sterling proceeds in US dollars, which is the company’s functional currency, are considered to be, in substance, share issue costs and accordingly the losses on these contracts have been recognised in equity, within share premium, at 30 June. Rio Tinto Limited’s functional currency is the Australian dollar and therefore the losses on the contracts entered into by Rio Tinto Limited have been recognised in the income statement and excluded from underlying earnings.
The rights issues were at a discount to the then market price. Accordingly, both earnings and dividends per share for all periods have been adjusted for this bonus factor. The bonus factor for Rio Tinto plc was 1.2105 and for Rio Tinto Limited was 1.2679.
Subsequent events
On 6 July 2009, Rio Tinto announced that it had reached agreement to sell the Alcan Packaging Food Americas division for US$1.2 billion to Bemis Company, Inc. Completion of the transaction remains subject to customary closing conditions, including regulatory approvals.
The net proceeds of US$14.8 billion from the rights issues were used to repay debt in July 2009. Further detail is given in footnote (d) to the statement of financial position.
On 18 August 2009, Rio Tinto announced that it had received a binding offer from Amcor to acquire the majority of the remaining Alcan Packaging businesses, comprising Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions, for a total consideration of US$2,025 million. The remaining Beauty packaging division will be divested separately. A period of exclusivity with Amcor has been agreed, and Rio Tinto will respond to this binding offer, following consultation with the relevant European works councils. Completion of the potential transaction would be subject to customary closing conditions, including regulatory approvals in Europe and in the United States.

Continues	Page 40 of 47

Basis of preparation
The consolidated interim financial statements included in this report are unaudited and have been prepared in accordance with IAS 34 ‘Interim financial reporting’ as adopted by the European Union (‘EU’), the Disclosure and Transparency Rules of the Financial Services Authority and an Order under section 340 of the Australian Corporations Act 2001 issued by the Australian Securities and Investments Commission on 27 January 2006 (as amended on 22 December 2006).
Accounting policies
The EU IFRS consolidated interim financial statements have been drawn up on the basis of accounting policies, methods of computation and presentation consistent with those applied in the financial statements for the year to 31 December 2008 except for IFRS 8 — Operating Segments and IAS 1 — Presentation of financial statements (revised) which are mandatory for 2009. These standards relate to disclosure only.
The Financial Information by Business Unit and the Geographic analysis of sales by destination provided on pages 9 and 35 of this release respectively, satisfy the disclosure requirements of IFRS 8 for interim financial statements and also provide additional voluntary disclosure which the Group considers is useful to the users of the financial statements.
Status of financial information
These consolidated interim financial statements do not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006.
Financial information for the year to 31 December 2008 has been extracted from the full financial statements prepared under the historical cost convention, as modified by the revaluation of certain derivative contracts and financial assets, as filed with the Registrar of Companies. The Auditors’ report on the full financial statements for the year to 31 December 2008 was unqualified and did not contain statements under section 237(2) of the United Kingdom Companies Act 1985 (regarding adequacy of accounting records and returns), or under 237(3) (regarding provision of necessary information and explanations).
Financial information for the half year to 30 June 2008 has been restated for the revisions to fair value accounting in respect of Alcan which was finalised in 2008. Net earnings attributable to Rio Tinto shareholders have increased by US$37 million and underlying earnings by US$52 million as a consequence. Details of the final purchase price accounting were included in note 41 to the 2008 Rio Tinto Annual Report and Full Financial Statements.

Continues	Page 41 of 47

Directors’ Declaration of Responsibility
In the directors’ opinion:
The interim financial statements and notes have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ under EU IFRS, the Disclosure and Transparency Rules of the Financial Services Authority in the United Kingdom, applicable accounting standards and the Australian Corporations Act 2001 (as modified by an order of the Australian Securities and Investments Commission dated 27 January 2006 and amended on 22 December 2006) using the most appropriate accounting policies for Rio Tinto’s business and supported by reasonable and prudent judgements.
The interim financial statements and notes give a true and fair view of the Rio Tinto Group’s financial position as at 30 June 2009 and of its performance, as represented by the results of its operations, recognised income and expense and its cash flows for the six months then ended.
There are reasonable grounds to believe that each of the Rio Tinto Group, Rio Tinto Limited and Rio Tinto plc, has adequate financial resources to continue in operational existence for the foreseeable future and to pay its debts as and when they become due and payable.
The interim report includes a fair review of the information required by the Disclosure and Transparency Rules 4.2.7 and DTR 4.2.8, namely:
–	an indication of important events that have occurred during the first six months and their impact on the condensed set of interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

–	material related party transactions in the first six months and any material changes in the related party transactions described in the last Annual Report and Full Financial Statements.
Signed in accordance with a resolution of the Board of Directors.
Tom Albanese
Chief Executive Officer
20 August 2009
Guy Elliott
Finance Director
20 August 2009

Continues	Page 42 of 47

Auditors’ Independence Declaration
As lead auditor for the review of Rio Tinto Limited for the half year ended 30 June 2009, I declare that to the best of my knowledge and belief, there have been:
a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.
This declaration is in respect of Rio Tinto Limited and the entities it controlled during the period.
Robert Hubbard
Partner
PricewaterhouseCoopers
Brisbane
20 August 2009
Liability limited by a scheme approved under Professional Standards Legislation

Continues	Page 43 of 47

Independent review report to Rio Tinto plc and Rio Tinto Limited (“the Companies”)
Introduction
For the purpose of this report, the terms ‘we’ and ‘our’ denote PricewaterhouseCoopers LLP in relation to UK legal, professional and regulatory responsibilities and reporting obligations to Rio Tinto plc and PricewaterhouseCoopers in relation to Australian legal, professional and regulatory responsibilities and reporting obligations to Rio Tinto Limited.
We have been engaged by the Companies to review the condensed set of financial statements in the half-yearly report of the Rio Tinto Group (comprising the Companies and their subsidiaries, associates and joint ventures) for the six months ended 30 June 2009, which comprises the Group income statement, Group statement of comprehensive income, Group statement of cash flows, Group statement of financial position, Group statement of changes in equity and related notes (including the financial information by business unit). We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.
Directors’ responsibilities
The half-yearly financial report, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority and the Australian Corporations Act 2001 as modified by the Australian Securities and Investments Commission Order dated 27 January 2006 (as amended on 22 December 2006).
As disclosed in Note 1 ‘Principal Accounting Policies’ of the Full financial statements, the financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.
Our responsibility
Our responsibility is to express to the Companies a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. PricewaterhouseCoopers LLP have prepared this report, including the conclusion, for and only for Rio Tinto plc for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and PricewaterhouseCoopers have prepared this report, including the conclusion, for and only for Rio Tinto Limited for the purpose of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 (as amended on 22 December 2006) and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.
Accordingly, we do not express an audit opinion.
Cont.../

Continues	Page 44 of 47

Conclusion of PricewaterhouseCoopers LLP for Rio Tinto plc
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
Conclusion of PricewaterhouseCoopers for Rio Tinto Limited
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 (as amended on 22 December 2006).

PricewaterhouseCoopers LLP	Robert Hubbard
Chartered Accountants	Partner
London	PricewaterhouseCoopers
20 August 2009	Chartered Accountants
in respect of Rio Tinto plc	Brisbane
20 August 2009
in respect of Rio Tinto Limited

Liability limited by a scheme approved under Professional Standards Legislation
Notes:
a)	The maintenance and integrity of the Rio Tinto Group website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Continues	Page 45 of 47

Notes to financial information by business unit
(Pages 9 and 10)
Business units have been classified according to the Group’s management structure. Generally, business units are allocated to product groups based on their primary product. The Energy & Minerals group includes both coal and uranium businesses, together with the Industrial Minerals businesses with main products such as borates, talc and titanium dioxide feedstock. The Copper & Diamonds group includes certain gold operations in addition to copper and diamonds operations. Alcan Engineered Products has been reclassified from ‘Aluminium’ to ‘Other Operations’ during the year and comparative information has been restated accordingly. The chief executive of each product group and the global head of each business support group report to the chief executive of Rio Tinto.
(a)	Gross sales revenue includes 100 per cent of subsidiaries’ sales revenue and the Group’s share of the sales revenue of equity accounted units. Rio Tinto’s share of the sales revenue of equity accounted units is deducted from gross revenue and subsidiary sales to equity accounted units are added to gross revenue to arrive at consolidated sales revenue. The reconciling items totalled US$677 million (30 June 2008: US$2,813 million).

(b)	EBITDA of subsidiaries and the Group’s share of EBITDA relating to equity accounted units represents profit before: tax, net finance items, depreciation and amortisation.

(c)	Net earnings represent profit after tax for the period attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before finance items but after the amortisation of the discount related to provisions. Earnings attributable to equity accounted units include interest charges and amortisation of discount. Earnings attributed to business units do not include amounts that are excluded in arriving at Underlying earnings.

(d)	Includes Rio Tinto’s interests in Hamersley (100 per cent) and HIsmelt (60 per cent).

(e)	The Group holds 65 per cent of Robe River Iron Associates, of which 30 per cent is held through a 60 per cent owned subsidiary. The Group’s net beneficial interest is therefore 53 per cent, net of amounts attributable to outside equity shareholders.

(f)	Includes the Alcan group, excluding Alcan Packaging which is shown as an ‘Asset Held for Sale’ and Alcan Engineered Products which is shown within ‘Other Operations’, acquired in 2007 together with the aluminium business previously owned by Rio Tinto.

(g)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(h)	Diamonds includes Rio Tinto’s interests in Argyle (100 per cent), Diavik (60 per cent) and Murowa (77.8 per cent).

(i)	Includes Rio Tinto’s 75.7 per cent interest in Coal and Allied, which is managed by Rio Tinto Coal Australia, a 100 per cent subsidiary of Rio Tinto. The Group owns a 40 per cent interest in Bengalla and 80 per cent interest in Mount Thorley through its 75.7 per cent investment in Coal and Allied, giving a beneficial interest to the Group of 30.3 per cent and 60.6 per cent, respectively.

(j)	Includes Rio Tinto’s interests in QIT (100 per cent) and Richards Bay Iron and Titanium (Pty) Limited (50 per cent).

(k)	Includes Rio Tinto’s interests in Rio Tinto Borax (100 per cent) and Luzenac Talc (100 per cent).

(l)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of equity accounted units. Amounts relating to equity accounted units not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.

(m)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies’ debt) and before deducting the US$6.0 billion liability for the derivative associated with the rights issue which is explained on page 38. For equity accounted units, Rio Tinto’s net investment is shown.

(n)	On this line, operating assets deal with Alcan Packaging and other assets held for sale.

(o)	The 30 June 2008 comparatives have been restated for the revision to fair value accounting in respect of Alcan which was finalised in 2008.

Continues	Page 46 of 47

Summary financial data in Australian dollars, Sterling and US dollars

							31
30 June	30 June (d)	30 June	30 June (d)		30 June	30 June (d)	December
2009	2008	2009	2008		2009	2008	2008
A$m	A$m	£m	£m		US$m	US$m	US$m

27,497	32,614	13,103	15,231	Gross sales revenue	19,523	30,005	58,065
26,544	29,557	12,648	13,803	Consolidated sales revenue	18,846	27,192	54,264
6,180	10,672	2,945	4,984	Profit before tax from continuing operations	4,388	9,818	9,178
4,477	7,965	2,134	3,720	Profit for the period from continuing operations	3,179	7,328	5,436
(735)	—	(350)	—	Loss for the period from discontinued operations	(522)	—	(827)
3,452	7,555	1,645	3,528	Net earnings attributable to shareholders of Rio Tinto	2,451	6,951	3,676
3,613	6,007	1,721	2,805	Underlying earnings (a)	2,565	5,526	10,303
266.6c	481.3c	127.0p	224.8p	Basic earnings per ordinary share from continuing operations (c)	189.3c	442.8c	286.8c
230.0c	382.6c	109.6p	178.7p	Basic Underlying earnings per ordinary share (a), (c)	163.3c	352.0c	656.2c
				Dividends per share to Rio Tinto shareholders
82.97c	76.08c	37.85p	35.27p	- paid	55.6c	68.7c	124.3c
—	63.25c	—	29.64p	- proposed dividend	—	55.6c	55.6c
582	4,448	277	2,077	Cash flow before financing activities	413	4,092	8,702

	31		31			31
30 June	December	30 June	December		30 June	December
2009	2008	2009	2008		2009	2008
A$m	A$m	£m	£m		US$m	US$m

(48,219)	(56,046)	(23,528)	(26,856)	Net debt	(39,057)	(38,672)
21,043	29,910	10,268	14,332	Equity attributable to Rio Tinto shareholders	17,045	20,638

(a)	Underlying earnings exclude impairment charges and other net expenses of US$114 million (30 June 2008: US$1,425 million net income; 31 December 2008: US$6,627 million net expense), which are analysed on page 33.

(b)	The financial data above have been extracted from the financial information set out on pages 25 to 35. The Australian dollar and Sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate, except for the dividends which are the actual amounts payable restated for the bonus factor of the rights issues.

(c)	Basic earnings per ordinary share and basic Underlying earnings per ordinary share do not recognise the dilution resulting from share options in issue. 2009 earnings per share from continuing operations, underlying earnings per share and dividends per share have been calculated using a number of shares which reflects the discounted price of the July rights issue (‘the bonus factor’). 2008 comparatives have been restated accordingly.

(d)	The 30 June 2008 income statement information has been restated for the revisions to Alcan’s fair value accounting which was finalised in 2008.

Continues	Page 47 of 47

Metal prices and exchange rates

				Six months		Change	Year to 31
		Six months to		to 30 June		1H09 v	December
		30 June 2009		2008		1H08	2008

Metal prices — average for the period
Copper	- US cents/lb		182c		367c	-50%		320c
Aluminium	- US$/tonne	US$	1,422	US$	2,827	-50%	US$	2,601
Gold	- US$/troy oz	US$	913	US$	910	—	US$	872
Molybdenum	- US$/lb	US$	9	US$	34	-74%	US$	31

Average exchange rates in US$
Sterling			1.49		1.97	-24%		1.86
Australian dollar			0.71		0.92	-23%		0.86
Canadian dollar			0.83		0.99	-16%		0.94
Euro			1.33		1.53	-13%		1.47
South African rand			0.11		0.13	-15%		0.12

Period end exchange rates in US$
Sterling			1.66		1.99	-17%		1.44
Australian dollar			0.81		0.96	-16%		0.69
Canadian dollar			0.87		0.99	-12%		0.82
Euro			1.41		1.58	-11%		1.41
South African rand			0.13		0.13	—		0.11

Availability of this report
This report is available on the Rio Tinto website.